This Form CB contains 65 pages, including all exhibits.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	[ ]
Securities Act Rule 802 (Exchange Offer)	[X]
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	[ ]
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	[ ]
Exchange Act Rule 14e-2(d) (Subject Company Response)	[ ]
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	[X]

Ito-Yokado Co., Ltd.; Seven-Eleven Japan Co., Ltd.; Denny's Japan Co., Ltd.

(Name of Subject Company)

N/A

(Translation of Subject Company's Name into English (if applicable))

Japan

(Jurisdiction of Subject Company's Incorporation or Organization)

Denny's Japan Co., Ltd.
8-8, Nibancho, Chiyoda-ku
Tokyo, Japan
011-81-3-6238-3501

(Name of Person(s) Furnishing Form)

Common Stock

(Title of Class of Subject Securities)

N/A

(CUSIP Number of Class of Securities (if applicable))

Ito-Yokado Co., Ltd.:
Mika Nakamura
8-8, Nibancho, Chiyoda-ku
Tokyo, 102-8450, Japan
011-81-3-6238-2142

Seven-Eleven Japan Co., Ltd.:
Youichi Tsuda
8-8, Nibancho, Chiyoda-ku,
Tokyo, 102-8455, Japan
011-81-3-6238-3738

Denny's Japan Co., Ltd.:
Kyosuke Suzuki
8-8, Nibancho, Chiyoda-ku
Tokyo, 102-8415, Japan
011-81-3-6238-3525

(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

May 12, 2005

(Date Tender Offer/Rights Offering Commenced)

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

(a)

Attachment	Description
A	English Translation of the convocation notice of the annual shareholders' meeting with its attachments and the proxy card, dated May 12, 2005, disseminated to the shareholders of Denny's Japan Co., Ltd.

(b) Not applicable.

Item 2.Informational Legends

A legend complying with Rule 802(b) under the Securities Act of 1933, as amended, has been included in convocation notice of the annual shareholders' meeting with its attachments and the proxy card distributed to the U.S. shareholders of Denny's Japan Co., Ltd.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Exhibits.

Not applicable.

PART III - CONSENT TO SERVICE OF PROCESS

On April 21, 2005, Denny's Japan Co., Ltd. filed with the Commission a written irrevocable consent and power of attorney on Form F-X.

PART IV – SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Denny's Japan Co., Ltd.

By: Kenichi Asama

Name: Kenichi Asama
Title: Representative director, President and Chief Executive Officer
Date: May 13, 2005

Attachment A

This convocation notice of the annual shareholders' meeting with its attachments and the proxy card are an English-language translation of the original Japanese-language version. To the extent that there are discrepancies between this translation and the original version, the original version shall be definitive.

Cautionary Note Regarding Forward-Looking Statements

All statements herein other than statements of historical fact are "forward-looking statements" for purposes of the United States securities laws. These statements reflect management's current views with respect to future events, financial performance and other aspects of our business. Statements that include the words "may," "estimate," "continue," "expect," "plan," "goal," "intend," "believe," "project," "anticipate" and similar statements of a forward-looking nature identify forward-looking statements.

All forward-looking statements address matters that involve risks and uncertainties. Accordingly, there are or will be important factors that could cause actual results to differ materially from those indicated in these statements. These factors may include the following:

(a)Seven & I Holdings Co., Ltd.'s or the Group's level of indebtedness and any resultant restrictions on financial flexibility;
(b)The continued availability of financing on acceptable terms in amounts sufficient to support the Group's future business;
(c)Competition that the Group will face from existing and potential future industry participants;
(d)Potential difficulties and demands on management's time resulting from the need to integrate the Group's businesses and operations following the joint-stock transfer; (e)Uncertainties relating to the Group's ability to achieve expected cost-savings or operational or financial synergies as a result of the joint-stock transfer;
(f)The extent to which Group members undertake acquisitions or enter into strategic joint ventures or partnerships, and the terms thereof;
(g)Uncertainties relating to the Group's expansion of its business activities internationally, including in the Peoples Republic of China;
(h)Uncertainties relating to the Group's expansion of its network of retail stores;
(i)Fluctuations in interest rates and foreign currency exchange rates;
(j)The availability, or increases in the cost, of products to be included in the Group's inventory;
(k)Changes in consumer tastes or spending patterns and their impact on demand for the Group's products and services;
(l) The loss of major customers or suppliers;
(m)Changes in applicable laws or regulation; and
(n)Japanese economic conditions.

U.S. Securities Law Matters

The proposed joint stock-transfer involves the issuance of the securities of a Japanese company in exchange for securities of Japanese companies. The transaction is subject to the disclosure requirements of Japanese law, which are different from those of the United States. Financial information included herein or in any disclosure document relating to the transaction is based on financial statements prepared in accordance with Japanese accounting standards, which may not be comparable to the financial statements of United States companies.

It may be difficult for U.S. investors to enforce their rights and any claim they may have with respect to the proposed joint stock-transfer that arise under the U.S. federal securities laws, since the issuer is located in a foreign country and some or all of its officers and directors may be residents of a foreign country. U.S. investors may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment.

[Translation]

Securities Code No. 8195
May 12, 2005

To Shareholders:

8-8 Nibancho, Chiyoda-ku, Tokyo
Denny's Japan Co., Ltd.

Kenichi Asama, President and Representative Director

CONVOCATION NOTICE OF 32ND ANNUAL SHAREHOLDERS' MEETING

You are invited to attend the 32nd annual shareholders' meeting of Denny's Japan Co., Ltd. (the "Company"), which will be held as indicated below.
Shareholders who do not plan to attend the meeting are requested to read and consider the accompanying "Reference Matters Relating to the Exercise of Shareholders' Voting Rights" , to indicate your vote for or against the proposed actions in the enclosed proxy card with your seal impressions affixed, and to return the completed proxy card to the Company by May 27, 2005 (Friday).

Particulars of the Meeting

1. **Date:** 10:00 a.m., May 28, 2005 (Saturday)
2. **Place:** Head office of the Company (8-8 Nibancho, Chiyoda-ku, Tokyo)
   First Floor Conference Room
   (Please refer to the map on the back cover.)

3. **Purposes of the Meeting**
   Matters to be Reported:
   Report on the Business Report, Balance Sheet, and Income Statement for the 32nd Accounting Period (from March 1, 2004 to February 28, 2005).
   Matters to be Approved:
   Proposal 1: Approval of Proposed Appropriation of Retained Earnings for the 32nd Accounting Period.
   Proposal 2: Incorporation of Absolute Parent Company by means of Stock-Transfer
   The outline of the proposal is shown in the accompanying "Reference Matters Relating to the Exercise of Shareholders' Voting Rights" (pp. 18 - 48 in the original Japanese text).
   Proposal 3: Partial Amendments to the Articles of Incorporation
   The outline of the proposal is shownin the accompanying "Reference Matters Relating to the Exercise of Shareholders' Voting Rights" (p. 49 in the original Japanese text).
   Proposal 4: Election of Twelve (12) Directors.
   Proposal 5: Election of One (1) Corporate Auditor.
   Proposal 6: Presentation of Retirement Grants to the Retiring Director and Retiring Corporate Auditor.

If you attend the shareholders' meeting, please submit the enclosed proxy card to the receptionist of the meeting.

Attached Documents

Business Report

From March 1, 2004
To February 28, 2005

1. Outline of Business

(1) Business developments and achievements in FY 2004, and future issues for the Company

(Business developments and achievements)

During the fiscal year under review, the momentum for economic recovery was sustained until the middle of the year as strong exports underpinned a pickup in corporate earnings and an increase in business capital investment. In the second half of the year, however, a downturn in exports to America and Europe and within Asia weakened the ability of external demand to propel growth in the economy, which was further hit by the effects of natural disasters. Business activity shifted from a slowdown to marking time, but still held relatively steady.

Personal consumption trended firmer along with a gradual turnaround in consumer confidence, while consumer prices followed a mild deflationary curve, since corporate efforts to cut labor costs peaked, which stemmed further declines in employment and income conditions.

Business in the restaurant industry seesawed as stronger sales during the record-breaking scorching heat of June and July gave way to slower guest traffic in the months after August in the wake of typhoons, floods and earthquakes hitting the archipelago.

Against this background, the Company stayed true to its primary purpose of developing and serving absolutely delicious fare. Under this attitude, the Company offered health-conscious and safety-conscious menus, hearty service in the spirit of keeping no customers waiting, and a clean dining environment whose ambience fit the purpose of the customer who used Denny's. The Company also designed events to increase the enjoyment of dining at the Denny's restaurant, one such campaign featuring a "Game of Rock, Paper, Scissors" played between child guests and staff members.

In the area of menu development, the Company introduced in its summer menu a hamburger & Korean bibimbap combination dish, "Maze-Maze (Mix-Mix) Bibimburg & Rice." This proved hugely popular and even topped a ranking survey of "Summer Menus You Want to Eat Most at Family Restaurants" in an economic newspaper, and has continued to be a favorite across a wide spectrum of age groups.

The earlier-marketed, value-for-money "Night Denni Set" and "Day Denni Set," each allowing the customer a choice of dishes, were kept from losing their novelty by varying the menu, and providing a new combination of options, on a monthly basis. These selections, too, have continued to be popular.

The Company introduced new menu items mindful of the changing seasons and of the best ingredients of the season. One example was the inclusion in its autumn menu of a still generally lesser-known "Yuki-Rei-Take" mushroom native to the Uighur region of China, served in an entrée named "Yuki-Rei-Take Sautéed Whole in Garlic and Bread Crumbs." Another introduction was "Farm Salad of Baked Vegetables," 14 kinds of vegetables, including burdock, lotus root, sweet potato, and mini tomato, baked and served as an assorted platter of flavors.

As evidence of its enthusiasm for quality, the Company launched "Uva," the most famous Ceylon tea, and the "Keemun" Chinese tea, each brewed using premier leaves in its own category. These were marketed, together with its earlier-introduced "Darjeeling Second Flush" tea, as "World's Three Greatest Black Teas."

In sales promotion efforts, the Company in October designed a menu & event combination to increase the enjoyment of dining. The seven-item "Halloween Menu" covered everything from steak, soup and salad to dessert in the theme of pumpkin, the vegetable of the season, and Halloween. This was advertised using a specially designed menu leaflet for insertion in the regular menu booklet. In tandem with this, the Company conducted a "Point Rally" campaign in which customers collected seals obtained by ordering from the Menu.

This "Point Rally" campaign was extended to apply also to a series of campaigns leading up to a "Happy Christmas" event in late December, in order to attract repeat patronage. The series included a "Cheers with Wine Fair," the Company's first-ever offering of Nouveau Beaujolais, and a "Happy

Christmas" event, in which a special menu for Christmas was offered including "Beef Fillet Steak under the Recipe of Rossini the Gourmet" accompanied by the "World's Three Great Delicacies," or foie gras, truffle, and caviar.
In accordance with its longstanding profitability-oriented criteria for opening new restaurants, the Company opened 18 company-owned and operated restaurants mainly in the Tokyo metropolitan area, and closed 14 restaurants (including three franchised restaurants) for reasons mostly of lease expiry or rebuilding. This brought the total number of Denny's restaurants to 582 (including three franchises) at the end of FY 2004.
Reflecting all the above, the Company posted year-to-year increases in sales and earnings in FY 2004, with revenues from operations increasing 0.9% to 96,523 million yen, recurring income increasing 3.1% to 3,317 million yen, and net income increasing 11.4% to 1,284 million yen.
The Company opted for the early adoption of "Standards for Accounting for Impairment of Fixed Assets" in order to reinforce and to ensure the transparency and soundness of its finances. This application resulted in an impairment loss of 228 million yen being recognized and included in extraordinary losses.

(Capital expenditure and funds procurement)

In FY 2004, the Company invested a total of 2,644 million yen in facilities and equipment. The investment included 1,439 million yen for the construction of new restaurants (18 outlets), and 55 million yen for the renovation and remodeling of existing restaurants (24 outlets) to improve their aesthetics and seating capacity/layout environment. The remaining 1,150 million yen was also invested in existing restaurants for other purposes.
These funding requirements were appropriated entirely from internally generated funds.

//

(Future issues for the Company)

During the next fiscal year, exports to America and Europe and within Asia are likely to remain sluggish until the middle of the year. Business in general might suffer an additional dent as a consequence of the yen's further appreciation triggered by America's growing current-account deficit, etc. Other factors to be monitored include movements of crude-oil prices and the IT-related sector's adjustment of inventory.

Personal consumption is not likely to show a marked recovery, since household income may not increase, while the corporate sector keeps a lid on labor costs.

Business in the restaurant industry may remain difficult; a reduction in fixed-rate tax deductions and/or an increase in pension insurance premiums may place an additional burden on household budgets and cause consumer confidence to fall. Furthermore, a continued shrinkage in the dining-out market should only intensify competition in the industry.

The Company believes it is of paramount importance to make its existing restaurants more competitive in this difficult operating environment. A complete mastery of the fundamentals of "preparation, service, and cleanliness" and operation of restaurants under the stance of placing importance on learning from the customer must be emphasized more strongly than ever before. The Company will differentiate itself from other restaurants by improving speed and competitiveness.

In the area of product development, the Company will constantly review its array of staple dishes offered on an everyday basis. Greater emphasis will also be put on seasonal menus, menus that allow a choice of various dietary styles, and high-quality menus whose attentiveness to each and every ingredient used should be reassuring for safety-conscious customers.

The Company will attain a standard of service that allows no customers to be kept waiting. To this end, the Company will implement improvements to eliminate wastes or overloads that could be found at the outlet level in order to marshal and orchestrate staff more efficiently and accurately. At the same time, on-the-job education and training will be stepped up consistently from the entry level upwards.

In procuring and purchasing ingredients, the Company will take aggressive advantage of the IY (Ito Yokado) Group's collective merchandising power. The Company will challenge itself to reduce overheads by drastically overhauling its cost structure rather than by simply repeating the same measures that have been tested before. Sales promotion events will be individualized on a region-by-region and restaurant-by-restaurant basis.

In FY 2005, the Company plans to open 30 restaurants over the year, chiefly in the Tokyo metropolitan area, and it plans to close around 10 restaurants that need rebuilding or whose profitability is low or whose lease expires shortly.

In FY 2005, the Company is also scheduled to renovate or remodel 86 existing restaurants.

The Company always stands resolved to spare nothing in its enthusiastic pursuit of ever-stronger results, and, along the way, humbly asks for the continued support of its shareholders.

(2) Summary of business results and position of assets:

Year / Item	29th fiscal year From 3/1/2001 To 2/28/2002	30th fiscal year From 3/1/2002 To 2/28/2003	31st fiscal year From 3/1/2003 To 2/29/2004	32nd fiscal year From 3/1/2004 To 2/28/2005
Revenue from Operations (Net Sales)	Million Yen 99,098 (98,839)	Million Yen 96,325 (96,089)	Million Yen 95,676 (95,496)	Million Yen 96,523 (96,360)
Recurring Income	Million Yen 5,818	Million Yen 3,728	Million Yen 3,217	Million Yen 3,317
Net Income	Million Yen 2,807	Million Yen 2,858	Million Yen 1,153	Million Yen 1,284
Net Income per Share	Yen 86.79	Yen 87.22	Yen 34.91	Yen 39.08
Total Assets	Million Yen 68,562	Million Yen 66,408	Million Yen 66,813	Million Yen 66,184
Net Assets	Million Yen 55,768	Million Yen 57,324	Million Yen 57,476	Million Yen 57,752
Net Assets per Share	Yen 1,724.45	Yen 1,778.23	Yen 1,784.50	Yen 1,794.00

(Notes) 1. Revenue from operations includes operating income accrued from franchisees.

2. For the 29th and preceding years, net income per share is calculated based on the average total number of shares in issue during the year, and net assets per share is calculated based on the number of shares issued at year-end.

   In such calculation for the 29th year, however, the average number of shares of treasury stock held during the year is deducted from the average total number of shares in issue during the year, and the number of shares of treasury stock at year-end is deducted from the number of shares issued at year-end.

3. From the 30th year, net income per share and net assets per share are calculated in accordance with Corporate Accounting Standard No. 2 "Accounting Standards for Net Income per Share" (issued by the Corporate Accounting Standards Executive Committee on September 25, 2002) and with Application Guidelines for Corporate Accounting No. 4 "Application Guidelines for Accounting Standards regarding Net Income per Share" (issued by the Corporate Accounting Standards Executive Committee on September 25, 2002).

2. Outline of the Company (as of February 28, 2005)

(1) Major business

The Company has a chain of 582 mostly 24-hour food service outlets designed upon its own idea of a coffee shop-restaurant hybrid.

The Company seeks to meet the changing needs of its customers, to provide a menu that varies as the seasons turn, and to enhance the quality of food and service it offers. As a casual and handy "curbside restaurant," the Company aims to pursue good food, and to grow and prosper together with the community it serves.

(2) Major places of business

a. Head Office: 8-8, Nibancho, Chiyoda-ku, Tokyo

b. Outlets: 582 restaurants

Prefecture	No. of Restaurants
	Outlets
Tokyo	155
Kanagawa	101
Chiba	67
Aichi	57
Saitama	54
Shizuoka	22 (3)
Fukushima	20
Ibaraki	19
Nagano	15
Gunma	14
Osaka	14
Gifu	11
Tochigi	10
Yamanashi	9
Mie	8
Hyogo	6
Total	582 (3)

(Note) A parenthesized figure indicates the number of franchised restaurants that is included in the total number of restaurants.

(3) Common stock of the Company

1) Total number of authorized shares to be issued by the Company: 97,000,000 shares
2) Total number of shares issued: 32,356,610 shares
3) Number of shareholders: 11,371
4) Principal shareholders (ten largest shareholders)

Shareholder	Investment by principal shareholder in the Company		Investment by the Company ino principal shareholder	
	Number of Shares Held	Percentage of voting rights	Number of Shares Held	Percentage of voting rights
	Thousand Shares	%	Thousand Shares	%
Ito Yokado Co., Ltd.	16,699	52.0	–	–
Japan Trustee Services Bank, Ltd. (Trust account)	898	2.8	–	–
Dai-Ichi Mutual Life Insurance Company	542	1.7	–	–
The Master Trust Bank of Japan, Ltd. (Trust account)	392	1.2	–	–
Nippon Life Insurance Company	328	1.0	–	–
Nomura Securities Co., Ltd.	298	0.9	–	–
Denny's Employees Stock Ownership Plan	266	0.8	–	–
Shinsei Bank, Limited	261	0.8	–	–
Masatoshi Ito	229	0.7	–	–
Mitsui Sumitomo Insurance Company, Limited	200	0.6	–	–

(4) Acquisition, disposal and holding of treasury stock

1) Shares acquired
Common stock: 17,128 shares
Total amount of purchase price: 35,806 thousand yen
2) Shares sold
Common stock: 1,888 shares
Total amount of disposal price: 3,565 thousand yen
3) Shares cancelled
None
4) Stock held at end of fiscal year
Common stock: 179,521 shares

(5) Employees

Gender \ Item	Number of Employees	Change from the end of the preceding year	Average Age	Average Length of Service
	Persons	Persons		
Male	1,419	74 (Decrease)	34 years and 7 months	11 years and 10 months
Female	148	8 (Increase)	28 years and 0 months	5 years and 10 months
Total or Average	1,567	66 (Decrease)	34 years and 0 months	11 years and 4 months

(Note) In addition to the payroll above, the Company employs 11,617 part-timers (this is a monthly average number of part-timers, with each part-timer being equivalent to working 8 hours per day & 163 hours per month).

(6) Status of Business Combinations
Relationship with Parent Company
The Company has a parent-subsidiary relationship with Ito Yokado Co., Ltd., which holds 16,699 thousand shares of stock (or 52.0% of all voting rights) in the Company.

(7) Principal lenders, amount of borrowings and the number of shares held by lenders
Not applicable

(8) Directors & Corporate Auditors

Position and responsibility in the Company or major occupation	Name
Chairman	Yoshifumi Nakayama
* President	Kenichi Asama
Managing Director (Chief, Customer Advisory Office)	Akio Imai
Managing Director (Chair, Corporate Ethics Committee)	Masahiro Inagaki
Managing Director (Chief, Personnel Department)	Showzo Takahashi
Director (Executive Vice Chairman, Ito Yokado Co., Ltd.)	Nobutake Sato
Director (Chief, Business Development Office)	Hiroyuki Kohno
Director (Chief, Systems Department)	Masashi Goto
Director (Chief, Property Development Department)	Takayoshi Takamatsu
Director (Chief, Property Management Department)	Takamori Matsumoto
Director (Zone Manager, Operating Department)	Toshitaka Watanabe
Director (Chief, Operating Department)	Tsuyoshi Kubota
Standing Corporate Auditor	Masaru Otsuki
Corporate Auditor (Director & Chief, Corporate Planning Office, Ito Yokado Co., Ltd.)	Yoshihiro Tanaka
Corporate Auditor (Controlling Manager, Auditors Office, Ito Yokado Co., Ltd.)	Kouichi Ebata
Corporate Auditor (Controlling Manager, Affiliated Companies Supervision Department, Ito Yokado Co., Ltd.)	Kouzo Karamatsu

(Notes) 1. The asterisk indicates the Representative Director.

2. Nobutake Sato is qualified as an outside director pursuant to Article 188 Paragraph 2 Item 7-2 of the Commercial Code of Japan.

3. Yoshihiro Tanaka, Kouichi Ebata, and Kouzo Karamatsu are qualified as outsider auditors pursuant to Article 18 Paragraph 1 of "The Law for Special Provisions for the Commercial Code Concerning Audits, etc., of Kabushiki-Kaisha (Joint Stock Companies)."

4. The Company's executive officers as of February 28, 2005 are as follows.

Position	Name	Position	Name
Chief Executive Officer	Kenichi Asama	Executive Officer	Takayoshi Takamatsu
Managing Executive Officer	Akio Imai	Executive Officer	Takamori Matsumoto
Managing Executive Officer	Masahiro Inagaki	Executive Officer	Toshitaka Watanabe
Managing Executive Officer	Showzo Takahashi	Executive Officer	Tsuyoshi Kubota
Executive Officer	Hiroyuki Kohno	Executive Officer	Kyohei Narumi
Executive Officer	Masashi Goto	Executive Officer	Osamu Sugiura

(9) Remuneration paid to Directors and Corporate Auditors

Classification	Fixed Remuneration		Bonus	
	No. of Recipients	Amount Paid	No. of Recipients	Amount Paid
Directors	Persons 12	Thousand Yen 88,655	Persons 12	Thousand Yen 26,453
Auditors	Persons 4	Thousand Yen 15,000	Persons 1	Thousand Yen 2,500
Total	Persons 16	Thousand Yen 103,655	Persons 13	Thousand Yen 28,953

(Notes) 1. In addition to the above compensation, six directors who were also employees of the Company were paid employee's salaries (including employee's bonuses) worth 66,117 thousand yen.

2. As of the end of FY 2004, the number of directors is 12, and the number of auditors is 4.

(10) Remuneration to be paid to Accounting Auditors

	Amount Payable
1) Total amount of fees, etc., payable by the Company to accounting auditors	Thousand Yen 21,740
2) Of the total amount in 1) above, the total amount of fees, etc., payable in consideration of audit and verification services under Article 2 Paragraph 1 of the Certified Public Accountant Law	Thousand Yen 20,000
3) Of the total amount in 2) above, the amount of fees, etc., payable by the Company to accounting auditors for their accounting audit	Thousand Yen 20,000

(Note) In the audit agreements the Company has with accounting auditors, the amount of auditor's fees, etc, is not clearly divided between those for audit services under "The Law for Special Provisions for the Commercial Code Concerning Audits, etc., of Kabushiki-Kaisha (Joint Stock Companies)," and those for audit services under the Securities Exchange Law. Because dividing the amount between these two categories is practically impossible, the total amount is indicated in 3) above.

3. Significant events related to the Company that occurred after the fiscal year end

None

(Notes) 1. In this business report, any amount less than the indicated unit is rounded down. However, any fractions of percentages of 0.05 or more are rounded up to 0.1.

2. Consumption and excise taxes, etc. are not included in the accounting.

BALANCE SHEET
(As of February 28, 2005)

(Thousands of yen)

Item	Amount	Item	Amount
(Assets)		**(Liabilities)**	
Current Assets	**41,002,635**	**Current Liabilities**	**7,750,664**
Cash and bank deposits	27,862,709	Accounts payable - trade	2,171,388
Accounts receivable - trade	338,710	Accounts payable - other	756,647
Merchandise inventories	126,199	Income taxes payable	860,120
Raw materials	287,025	Consumption taxes withheld	453,735
Supplies inventories	16,653	Accrued expenses	2,447,006
Prepaid expenses	987,316	Deposits received	98,132
Short-term loans receivable	50,879	Allowance for bonuses to	
Deposits paid	10,000,000	employees	618,448
Short-term leasehold deposits	437,742	Account payable - construction	232,701
Deferred income taxes	413,809	Other	112,485
Other	481,589		
		Non-Current Liabilities	**681,528**
Fixed Assets	**25,181,907**	Accrued pension and severance	
Tangible fixed assets	**13,624,133**	cost	345,858
Buildings	9,197,428	Allowance for retirement benefits	
Structures	1,158,659	to directors and corporate	
Vehicles	744	auditors	285,951
Furniture and equipment	1,394,841	Other	49,719
Land	1,864,142	**Total liabilities**	**8,432,193**
Construction in progress	8,316	**(Shareholders' Equity)**	
		Common stock	**7,125,000**
Intangible assets	**779,579**	**Capital surplus**	**9,785,025**
Right of leasehold	89,062	Additional paid in capital	9,784,750
Telephone rights	120,415	Other capital surplus	275
Software	393,886	Gain on sales of treasury stock	275
Software - construction in progress	138,000	**Retained earnings**	**41,055,822**
Other	38,214	Legal reserve	1,383,533
		General reserve	36,409,421
Investments and other assets	**10,778,194**	Reserve for deferred gains on	
Investments in securities	415,984	sales of property and	
Long-term loans receivable	4,441	equipment	9,421
Long-term prepaid expenses	240,123	Other reserve	36,400,000
Long-term leasehold deposits	9,392,613	Unappropriated retained earnings	3,262,867
Deferred income taxes	506,310	**Net unrealized gain on securities**	**126,710**
Other	218,720	Net unrealized gain on available-	
		for-sale securities	126,710
		Treasury stock	**(340,209)**
		Total shareholders' equity	**57,752,349**
Total assets	**66,184,542**	**Total liabilities & shareholders' equity**	**66,184,542**

PROFIT AND LOSS STATEMENT

(From March 1, 2004 to February 28, 2005)

(Thousands of yen)

Item	Amount
Ordinary Income and Loss:	
Operating Revenue and Expenses:	
Revenue from operations	**96,523,675**
Net sales	96,360,832
Other operating revenue	162,843
Operating expenses	**93,303,542**
Cost of sales	31,932,689
Selling, general and administrative expenses	61,370,852
Operating income	**3,220,133**
Non-Operating Income and Expenses:	
Non-operating income	**199,678**
Interest income	35,638
Other	164,039
Non-operating expenses	**102,225**
Other	102,225
Ordinary income	**3,317,585**
Special Gains and Losses:	
Special gains	**104,568**
Gain from cancellations of lease contracts	100,000
Gain on sales of investments in securities	4,568
Special losses	**681,323**
Loss on disposals of property and equipment	298,009
Impairment loss of property and equipment	228,133
Loss from cancellations of lease contracts	65,267
Other	89,913
Income before income taxes	**2,740,831**
Income taxes - Current	1,617,785
Income taxes - Deferred	(161,454)
Net income for the year	**1,284,500**
Retained earnings brought forward	2,477,136
Interim dividends	498,769
Unappropriated retained earnings	**3,262,867**

(Notes)

1. Significant accounting policies

(1) Valuation method for securities

Available-for-sale securities are classified into two categories:

Fair value is available

Securities, whose fair value is available, are valued at the quoted market price prevailing at the end of the fiscal year. Net unrealized gains or losses on these securities are reported as a separate component of shareholders' equity at a net-of-tax amount. Cost of sales is determined by the moving-average method.

Fair value is not available

Securities, whose fair value is not available, are valued at cost, determined by the moving-average method.

(2) Valuation method for inventories

Merchandise inventories, raw materials and supplier inventories are valued at cost, determined by the last purchase price method.

(3) Depreciation and amortization

(a) Property and equipment

Depreciation expenses are computed using the declining-balance method.

(b) Intangible assets

Amortization expenses for intangible assets are computed using the straight-line method. Software for internal use is amortized by the straight-line method over an estimated useful life of 5 years.

(4) Allowances

(a) Allowance for bonuses to employees

An allowance for bonuses to employees is provided for bonuses payable to employees at the amount expected to be paid in respect of the calculation period ended on the balance sheet date.

(b) Allowance for accrued pension and severance costs

An allowance for accrued pension and severance costs is provided at the amount incurred during the fiscal year, which is based on the estimated present value of the projected benefit obligation less the estimated fair value of the plan assets at the end of the fiscal year. Prior service costs are amortized on a straight-line basis over certain years within an average remaining service period (10 years). Unrecognized actuarial differences are amortized on a straight-line basis over certain years within an average remaining service period (10 years) from the next year in which they arise.

(c) Allowance for retirement benefits to directors and corporate auditors

An allowance for retirement benefits to directors and corporate auditors is provided in accordance with policy of Denny's Japan Co., Ltd. (the "Company") policy.

(5) Leases

All finance lease contracts other than those by which the ownership of the leased assets is to be transferred to lessees are accounted for as operating leases.

(6) Consumption taxes

Consumption taxes are separately accounted for, and are excluded from the amounts of the underlying income and expense transactions.

2. Changes in Accounting Policy

(1) Accounting Standard for Impairment of Fixed Assets

On August 9, 2002, the Business Accounting Council issued a new accounting standard, "Accounting Standard for Impairment of Fixed Assets", and on October 31, 2003, the Accounting Standard Board of Japan issued Financial Accounting Standards

Guidance No. 6, "Implementation Guidance for Accounting Standards for Impairment of Fixed Assets". These new pronouncements are effective for fiscal years beginning on or after April 1, 2005 with early adoption permitted for fiscal years ending on or after March 31, 2004. The Company early adopted the new accounting standard for impairment of fixed assets for the fiscal year beginning on March 1, 2004. As a result of adopting the new accounting standard for impairment of fixed assets, income before income taxes for the year ended February 28, 2005, decreased by \228,133 thousand.
Accumulated impairment losses are deducted directly from related fixed assets.

3. Notes

(Notes to balance sheet)

(1) Short-term receivable from principal shareholder: \196,795 thousand

(2) Accumulated depreciation of property and equipment: \26,725,825 thousand

(3) In addition to the fixed assets recorded in the balance sheet, information-related equipment and cuisine equipment are being used under lease agreements.

(4) Long-term receivable from principal shareholder: \174,656 thousand

(5) Guarantees: \672 thousand

(6) Incremental net assets resulted from revaluating assets at fair market value as stipulated in Article 124, paragraph 3 of the Commercial Code Enforcement Regulation of Japan:
\126,710 thousand

(7) Treasury stock:
Number of outstanding shares at the end of year (shares) 32,356,610
Number of treasury stock (shares) 179,521

(Notes to profit and loss statement)

(1) Operating expenses to the principal shareholders: \151,770 thousand

(2) Net income per share: \39.08

Note: Any fractional amounts less than one thousand yen have been disregarded.

PROPOSAL FOR APPROPRIATION OF RETAINED EARNINGS

(Yen)

Item	Amount
Unappropriated retained earnings	**3,262,867,271**
Reversal of deferred gain on sale of property and equipment	787,914
Total	**3,263,655,185**
The above shall be appropriated as follows:	
Cash dividends (¥15.50 per share)	498,744,880
Bonuses to directors and corporate auditors (Portion to corporate auditors)	26,795,000 (2,000,000)
Retained earnings carried forward	**2,738,115,305**

(Note)

1. The Company paid ¥498,769,385 (¥15.50 per share) as interim cash dividends on November 15, 2004.

[Translation]

Independent Auditors' Report

April 13, 2005

To President and Representative Director
of Denny's Japan Co., Ltd.
Mr. Kenichi Asama

ChuoAoyama PricewaterhouseCoopers

Koji Kobayashi, CPA
Representative and Engagement Partner
Yohei Kishi, CPA
Representative and Engagement Partner
Hiroko Sakamoto, CPA
Representative and Engagement Partner

We have audited, pursuant to Article 2, paragraph 1 of the "Special Law of the Commercial Code Concerning the Audit, etc. of Stock Corporations (Kabusiki-Kaisya)" of Japan, the financial statements, which consist of the balance sheet, profit and loss statement, business report (limited to the accounting figures included therein) and proposal for appropriation of retained earnings and supplementary schedules (limited to the accounting figures included therein) of Denny's Japan Co., Ltd. (hereinafter referred to as the "Company") for the 32nd fiscal year from March 1, 2004 to February 28, 2005. The portion of the business report and supplementary schedules subject to our audit are those derived from the accounting books and records of the Company. These financial statements and supplementary schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and supplementary schedules based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we obtain reasonable assurance about whether the financial statements and supplementary schedules are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and supplementary schedules. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As a result of our audit, it is our opinion that:

(1) The balance sheet and profit and loss statement present fairly the financial position and results of operation of the Company in conformity with the applicable laws and regulations of Japan and the Articles of Incorporation.

(2) As discussed in Changes in Accounting Policy in the notes to the financial statements, the Company has adopted the new accounting standard, "Accounting Standard for Impairment of Fixed Assets", for the fiscal year ended February 28, 2005. This accounting change is in accordance with the provision of the standard for early adoption for the fiscal year ended February 28, 2005.

(3) The business report of the Company (limited to the accounting figures included therein) presents fairly the Company's affairs in conformity with the applicable laws and regulations of Japan and the Articles of Incorporation.

(4) The proposal for appropriation of retained earnings is presented in conformity with the applicable laws and regulations of Japan and the Articles of Incorporation.

(5) There is nothing in respect of the supplementary schedules (limited to the accounting figures included therein) that is required to be mentioned by the provisions of the Commercial Code of Japan.

We have no interest in or relationship with the Company which is required to be disclosed pursuant to the provisions of the Certified Public Accountant Law of Japan.

[Translation]

Corporate Auditors' Report

We, the Board of Corporate Auditors of Denny's Japan Co., Ltd. (hereinafter the "Company"), following a review and discussion of the individual reports made by each Corporate Auditor concerning the method and the results of his/her audit of the execution by Directors of their duties in the 32nd fiscal year, from March 1, 2004 through February 28, 2005, prepared this Corporate Auditors' Report and hereby submit our report as follows:

1. Summary of Corporate Auditors' Auditing Methods

In accordance with the auditing standard determined by the Board of Corporate Auditors, the auditing policies and the auditing plan for the year, each Corporate Auditor, in addition to attending meetings of the Board of Directors and other important meetings, has listened to the reports on business from the Directors and the like, has examined documents and so on containing important decisions, has investigated the conditions of business and assets (including organization framework for compliance and risk management, hereinafter the "Internal control system") at the head office and other important places of business. In addition, the Corporate Auditors have monitored the independence of independent auditors, received reports and explanations from the independent auditors on a timely basis and have examined the financial statements and the supplementary schedules.

In addition to the above auditing methods, each Corporate Auditor, to the extent necessary, requested reports from Directors and others, to review the status of the following kinds of transactions: Director's transactions in competition with the Company; any transactions involving conflict of interests between Directors and the Company; any dealings in which the Company provided benefits without compensation; unusual transactions between the Company and shareholders; and repurchase or disposal of the Company's own shares.

2. Result of the Audit

(1) The auditing methods and results of the independent auditors, ChuoAoyama PricewaterhouseCoopers, are appropriate.

(2) The business report of the Company presents fairly the Company's affairs in conformity with the applicable laws and regulations of Japan and the Articles of Incorporation.

(3) There is nothing that is required to be mentioned, in light of the Company's financial condition and other circumstances, regarding proposal for appropriation.

(4) The supplementary schedules present fairly matters which should be stated therein and there is nothing that is required to be mentioned.

(5) Regarding the execution of their duties by Directors, there were no fraudulent acts or material matters in violation of the applicable laws and regulations of Japan or the Articles of Incorporation.
We did not find any violations of the duties of Directors regarding transactions in competition with the Company, transactions involving conflict of interests between Directors and the Company, dealings in which the Company provided benefits without compensation, unusual transactions between the Company and shareholders and repurchase or disposal of the Company's own shares.

(6) There is nothing that is required to be mentioned regarding the execution of their duties by Directors for the Internal control system.

April 15, 2005

Board of Corporate Auditors of Denny's Japan Co., Ltd.

Full-time Corporate Auditor
Masaru Otsuki (Seal)
Corporate Auditor
Yoshihiro Tanaka (Seal)
Corporate Auditor
Kouichi Ebata (Seal)
Corporate Auditor
Kouzo Karamatsu (Seal)

(Note) Corporate Auditors, Yoshihiro Tanaka, Kouichi Ebata and Kouzo Karamatsu, are outside statutory auditors as provided in Article 18, paragraph 1 of the Special Law of the Commercial Code Concerning the Audit, etc. of Stock Corporation ("*Kabushiki-Kaisha*") of Japan.

- End -

REFERENCE MATTERS RELATING TO THE EXERCISE OF SHAREHOLDERS' VOTING RIGHTS

1. Number of Voting Rights of the Shareholders: 320,872

2. Proposals and Reference Matters

Proposal 1: Approval of Proposed Appropriation of Retained Earnings for the 32nd Accounting Period

It is proposed that the retained earnings for the accounting period will be appropriated as described in the Appendix (p. 15 in the original Japanese text).

It is proposed that the profit dividend for the accounting period will be 15.50 Yen per share, in spite of the harsh management environment, to respond to shareholders' support. Including the interim dividend, the total dividend amount for the period will be 31 Yen per share, which is the same amount as for the previous accounting period.

Proposal 2: Incorporation of Absolute Parent Company by means of Stock-Transfer

1. Reason for the Necessity of the Stock-Transfer

The Ito Yokado Group has been favorably expanding its business on the bases of its superstore operation, convenience store operation, and restaurant operation for years under the slogan "response to changes and adherence to the basics." In recent years, the group has launched finance-related and IT-related operations. The group has thus been maintaining its customer-centered attitude and meeting customer needs have always been a top priority.

On the other hand, facing harsh consumer market environments affected by the rapid decline of the birthrate, aging of society and maturing of the economy, we are fully aware of our urgent challenges. Our operational mobility must be improved in order to respond to changes, and the group's management resources must be effectively utilized in order to pursue the group's growth strategies, which will pave the way for the next generation.

The purpose of the Company, Ito-Yokado Co., Ltd., and Seven-Eleven Japan Co., Ltd. (collectively, the "Three Companies") in jointly incorporating an absolute parent company, "Seven & I Holdings Co., Ltd.", is to reinforce their corporate governance and maximize the corporate value of the entire group. It is the Company's management decision that the incorporation of "Seven & I Holdings Co., Ltd." will be in the best interests of the stakeholders of the Ito Yokado Group.

For the above-mentioned purpose, we propose that the Company, Ito-Yokado Co., Ltd., and Seven-Eleven Japan Co., Ltd. jointly incorporate "Seven & I Holdings Co., Ltd." by means of stock-transfer as provided in Article 364 of the Japanese Commercial Code and become wholly-owned subsidiaries of that company. Shareholders' approval is requested for this proposal.

2. Substance of the Stock-Transfer

(1) Articles of Incorporation of Absolute Parent Company to be Incorporated

The articles of incorporation of "Seven & I Holdings Co., Ltd." are as shown in the "Articles of Incorporation of Seven & I Holdings Co., Ltd." section below (pp. 18 - 48 in the original Japanese text).

(2) Class and Number of Shares to be Issued by Absolute Parent Company to be Incorporated upon the Stock-Transfer; Allotment of Shares to Shareholders

Upon the stock-transfer, "Seven & I Holdings Co., Ltd." will issue 1,346,383,002 shares of common stock and allot and deliver such shares to the Three Companies' respective shareholders (the term "shareholders" being hereinafter defined as including beneficial shareholders) as entered in the Three Companies' respective latest shareholder registers as of the day immediately preceding the scheduled stock-transfer date (the term "shareholder register" being hereinafter defined as including beneficial shareholder registers) at the rate of: (a) one share of common stock of the

Company to 0.65 shares of "Seven & I Holdings Co., Ltd.", (b) one share of common stock of Ito Yokado Co., Ltd. to 1.20 shares of common stock of "Seven & I Holdings Co., Ltd."; and (c) one share of common stock of Seven-Eleven Japan Co., Ltd. to 1.00 shares of common stock of "Seven & I Holdings Co., Ltd."

(3) Stated Capital and Capital Reserve of Absolute Parent Company
  (i) Amount of Stated Capital: 50,000,000,000 Yen.
  (ii) Capital Reserve: the balance of the total amount of the net assets of the Three Companies as of the effective date of the stock-transfer after deducting the amount of the stated capital and the aggregate amount of cash payments upon the stock-transfer mentioned below.

(4) Cash payment upon the Stock-Transfer (the Amounts to be paid to Shareholders)
In lieu of the Three Companies' respective interim dividends, "Seven & I Holdings Co., Ltd." shall pay to each shareholder or registered pledgee entered in the Three Companies' respective latest shareholder registers as of the day immediately preceding the scheduled stock-transfer date a cash payment upon stock-transfer at the following rate for each share of the Three Companies within three (3) months from the incorporation of "Seven & I Holdings Co., Ltd."; provided that, the amount of such cash payment may be changed or not paid through mutual consultation among the Three Companies and "Seven & I Holdings Co., Ltd." in light of the conditions of their respective assets and liabilities, changes in the economic eivironments, and other circumstances.
  (i) Common Stock of the Company: 15.50 Yen per share.
  (ii) Common Stock of Ito Yokado Co., Ltd. : 16 Yen per share.
  (iii) Common Stock of Seven-Eleven Japan Co., Ltd.: 21.50 Yen per share.

(5) Scheduled Stock-Transfer Date
September 1, 2005
Also, an application for registration of incorporation of "Seven & I Holdings Co., Ltd." is scheduled to be filed on September 1, 2005; provided that, if necessary for the procedure for the stock-transfer, such date may be changed through mutual consultation among the Three Companies.

(6) Maximum Amount of Profit Dividends
  (i) The Company may distribute profit dividends to the shareholders or registered pledgees entered in the company's latest shareholder register as of February 28, 2005 to the extent of 498,744,880 Yen in total (15.50 Yen per share).
  (ii) Ito-Yokado Co., Ltd. may distribute profit dividends to the shareholders or registered pledgees entered in the Company's latest shareholder register as of February 28, 2005 to the extent of 7,513,982,910 Yen in total (18 Yen per share).
  (iii) Seven-Eleven Japan Co., Ltd. may distribute profit dividends to the shareholders or registered pledgees entered in the company's latest shareholder register as of February 28, 2005 to the extent of 17,234,146,236 Yen in total (21.50 Yen per share).

(7) Directors of the Absolute Parent Company to be Incorporated
"Seven & I Holdings Co., Ltd." will have the following eleven directors:

Name (Date of Birth)	Resume * Status as other company's representative, if any	Number of shares of the Three Companies owned by the Candidate
Toshifumi Suzuki (December 1, 1932)	Sep. 1963: Joined Ito Yokado Co., Ltd. Sep. 1971: Director of Ito Yokado Co., Ltd. Nov. 1973: Senior Managing Director of Seven-Eleven Japan Co., Ltd. Sep. 1977: Managing Director of Ito Yokado Co., Ltd. Feb. 1978: President and Representative Director of Seven-Eleven Japan Co., Ltd. Apr. 1983: Senior Managing Director of Ito Yokado Co., Ltd. May 1985: Executive Vice President and Director of Ito Yokado Co., Ltd. Oct. 1992: President and Representative Director of Ito Yokado Co., Ltd. Oct. 1992: Chairman and Representative Director of Seven-Eleven Japan Co., Ltd. (incumbent) May 2003: Chairman and Representative Director of Ito Yokado Co., Ltd. (incumbent) May 2003: Chief Executive Officer (CEO) of Ito Yokado Co., Ltd. (incumbent) May 2003: Chief Executive Officer (CEO) of Seven-Eleven Japan Co., Ltd. (incumbent) * Chairman and CEO of Ito Yokado Co., Ltd. * Chairman and CEO of Seven-Eleven Japan Co., Ltd. * Chairman of 7-Eleven, Inc. * Chairman of Seven-Eleven Hawaii, Inc. * Chairman of IYG Holding Company * Chairman of 7dream.com * Chairman of IY Card Service Co., Ltd.	(1) Ito Yokado Co., Ltd. 815,600 shares (2) Seven-Eleven Japan Co., Ltd. 4,069,400 shares (3) Denny's Japan Co., Ltd. 8,563 shares
Noritoshi Murata (February 11, 1944)	Oct. 1971: Joined Ito Yokado Co., Ltd. May 1990: Director of Ito Yokado Co., Ltd. May 1996: Managing Director of Ito Yokado Co., Ltd. May 2003: Senior Managing Director and Chief of Administration Development Group of Ito Yokado Co., Ltd. (incumbent) May 2003: Senior Executive Officer of Ito Yokado Co., Ltd. (incumbent) * President and Director of Sanei Co., Ltd. * President and Director of IYG Financial Center Co., Ltd.	(1) Ito Yokado Co., Ltd. 5,600 shares (2) Seven-Eleven Japan Co., Ltd. 13,000 shares (3) Denny's Japan Co., Ltd. 0 shares

Name (Date of Birth)	Resume * Status as other company's representative, if any	Number of shares of the Three Companies owned by the Candidate
Tadahiko Ujiie (May 22, 1945)	Apr. 1980: Joined Seven-Eleven Japan Co., Ltd. May 1990: Director of Seven-Eleven Japan Co., Ltd. May 1995: Chief of Planning Division and Chief of Financial Department of Seven-Eleven Japan Co., Ltd. (incumbent) May 1997: Managing Director of Seven-Eleven Japan Co., Ltd. May 2001: Senior Managing Director of Seven-Eleven Japan Co., Ltd. (incumbent) May 2003: Senior Executive Officer of Seven-Eleven Japan Co., Ltd. (incumbent) * President and Director of SE CAPITAL CORPORATION	(1) Ito Yokado Co., Ltd. 0 shares (2) Seven-Eleven Japan Co., Ltd. 4,462 shares (3) Denny's Japan Co., Ltd. 0 shares
Sakae Isaka (May 13, 1942)	Mar. 1966: Joined Ito Yokado Co., Ltd. May 1995: Managing Director of Ito Yokado Co., Ltd. May 2001: Senior Managing Director of Ito Yokado Co., Ltd. May 2003: Representative Director and President of Ito Yokado Co., Ltd. (incumbent) May 2003: Chief Operating Officer (COO) of Ito Yokado Co., Ltd. (incumbent) * President and COO of Ito Yokado Co., Ltd.	(1) Ito Yokado Co., Ltd. 11,200 shares (2) Seven-Eleven Japan Co., Ltd. 45,000 shares (3) Denny's Japan Co., Ltd. 0 shares
Toshiro Yamaguchi (May 21, 1946)	Jan. 1977: Joined Seven-Eleven Japan Co., Ltd. May 1990: Director of Seven-Eleven Japan Co., Ltd. May 1997: Managing Director of Seven-Eleven Japan Co., Ltd. May 2000: Senior Managing Director of Seven-Eleven Japan Co., Ltd. May 2002: Representative Director and President of Seven-Eleven Japan Co., Ltd. (incumbent) May 2003: Chief Operating Officer (COO) of Seven-Eleven Japan Co., Ltd. (incumbent) * President and COO of Seven-Eleven Japan Co., Ltd.	(1) Ito Yokado Co., Ltd. 0 shares (2) Seven-Eleven Japan Co., Ltd. 15,000 shares (3) Denny's Japan Co., Ltd. 271 shares
Kenichi Asama (July 20, 1947)	Dec. 1978: Joined Denny's Japan Co., Ltd. May 2000: Director of Denny's Japan Co., Ltd. May 2002: Representative Director and President of Denny's Japan Co., Ltd. (incumbent) May 2003: Chief Executive Officer (COO) of Denny's Japan Co., Ltd. (incumbent) * President and CEO of Denny's Japan Co., Ltd.	(1) Ito Yokado Co., Ltd. 0 shares (2) Seven-Eleven Japan Co., Ltd. 0 shares (3) Denny's Japan Co., Ltd. 5,400 shares
Katsuhiro Goto (December 20, 1953)	Jul. 1989: Joined Seven-Eleven Japan Co., Ltd. Apr. 2002: Chief of Office of the President of Ito Yokado Co., Ltd. (incumbent) May 2002: Director of Ito Yokado Co., Ltd. May 2003: Executive Officer of Ito Yokado Co., Ltd. May 2004: Managing Director of Ito Yokado Co., Ltd. (incumbent) May 2004: Managing Executive Officer of Ito Yokado Co., Ltd. (incumbent)	(1) Ito Yokado Co., Ltd. 1,200 shares (2) Seven-Eleven Japan Co., Ltd. 2,000 shares (3) Denny's Japan Co., Ltd. 0 shares

Name (Date of Birth)	Resume * Status as other company's representative, if any	Number of shares of the Three Companies owned by the Candidate
Scott T. Davis (December 26, 1960)	Jan. 1981: Lecturer of the Faculty of Arts and Social Sciences at the University of New South Wales, Australia Apr. 1990: Full-time researcher of the Japan Institute of Labor Apr. 1993: Lecturer of the Department of Management, the Faculty of Economics of Gakushuin University (incumbent) Apr. 2001: Professor of the International Economics Department, the International School of Economics and Business of Reitaku University (incumbent) May 2004: Director of Ito Yokado Co., Ltd. (incumbent)	(1) Ito Yokado Co., Ltd. 1,000 shares (2) Seven-Eleven Japan Co., Ltd. 0 shares (3) Denny's Japan Co., Ltd. 0 shares
Shozo Hashimoto (January 18, 1940)	Apr. 1962: Joined Nomura Securities Co., Ltd. Dec. 1985: Director of Nomura Securities Co., Ltd. Dec. 1987: Managing Director of Nomura Securities Co., Ltd. Dec. 1988: Representative Senior Managing Director of Nomura Securities Co., Ltd. Jun. 1990: Representative Director and Vice-President of Nomura Securities Co., Ltd. Jun. 1994: Representative Director and President of Nomura Research Institute, Ltd. Apr. 2002: Chairman of Nomura Research Institute, Ltd. (incumbent)	(1) Ito Yokado Co., Ltd. 0 shares (2) Seven-Eleven Japan Co., Ltd. 0 shares (3) Denny's Japan Co., Ltd. 0 shares
Takashi Anzai (January17, 1941)	Apr. 1963: Joined Bank of Japan Dec. 1994: Executive Director of Bank of Japan Nov. 1998: Representative Director and President of the Long-Term Credit Bank of Japan, Limited (currently Shinsei Bank, Limited) Aug. 2000: Counsel of Ito Yokado Co., Ltd. Apr. 2001: Representative Director and President of IY Bank Co., Ltd. (incumbent) * President and Director of IY Bank Co., Ltd. (incumbent)	(1) Ito Yokado Co., Ltd. 0 shares (2) Seven-Eleven Japan Co., Ltd. 0 shares (3) Denny's Japan Co., Ltd. 0 shares
Zenko Ohtaka (March 1, 1940)	Apr. 1958: Joined Benimaru Shoten Co., Ltd. (currently York-Benimaru Co., Ltd.) Oct. 1963: Managing Director of York-Benimaru Co., Ltd. May 1984: Senior Managing Director of York-Benimaru Co., Ltd. May 1994: Vice-President and Director of York-Benimaru Co., Ltd. May 2000: President and Representative Director of York-Benimaru Co., Ltd. (incumbent) May 2003: Chief Operating Officer (COO) of York-Benimaru Co., Ltd. (incumbent) * President and COO of York-Benimaru Co., Ltd. * Chairman of Life Foods Co., Ltd. * President and Director of Midoriya Supermarket Co., Ltd.	(1) Ito Yokado Co., Ltd. 0 shares (2) Seven-Eleven Japan Co., Ltd. 220,712 shares (3) Denny's Japan Co., Ltd. 3,806 shares

Notes: 1. Toshifumi Suzuki concurrently holds the office of representative director of Ito-Yokado Co., Ltd., Seven-Eleven Japan Co., Ltd., 7-Eleven Inc., Seven-Eleven Hawaii Inc., IYG Holding Company, 7dream.com Co., Ltd., and IY Card Service Co., Ltd. 7-Eleven Inc., Seven-Eleven Hawaii Inc., and 7dream.com Co., Ltd. engage in transactions which are similar to the business of "Seven & I Holdings Co., Ltd." Seven-Eleven Japan Co., Ltd., 7-Eleven, Inc., and Seven-Eleven Hawaii, Inc. engage in transactions which are similar to the business of Ito-Yokado Co., Ltd. 7-Eleven, Inc., Seven-Eleven Hawaii, Inc., and 7dream.com engage in transactions which are similar to the business of Seven-Eleven Japan Co., Ltd. Mr. Suzuki represents 7-Eleven, Inc., Seven-Eleven Hawaii, Inc., and 7dream.com Co. in their respective transactions with Seven-Eleven Japan Co., Ltd

2. Noritoshi Murata concurrently hold the office of representative director of Sanei Co., Ltd. and IYG Financial Center Co., Ltd. He represents IYG Financial Center Co., Ltd. in its transactions with the Company, Ito-Yokado Co., Ltd., and Seven-Eleven Japan Co., Ltd.

3. Tadahiko Ujiie concurrently holds the office of representative director of SE Capital Corporation. He represents SE CAPITAL CORPORATION in its transactions with the Company, Ito-Yokado Co., Ltd., and Seven-Eleven Japan Co., Ltd.

4. Sakae Isaka concurrently holds the office of representative director of Ito-Yokado Co., Ltd. Ito-Yokado Co., Ltd. engages in transactions which are also within the scope of business of Seven-Eleven Japan Co., Ltd. Mr. Isaka represents Ito-Yokado Co., Ltd. in its transactions with the Company and Seven-Eleven Japan Co., Ltd.

5. Toshiro Yamaguchi concurrently holds the office of representative director of Seven-Eleven Japan Co., Ltd. Seven-Eleven Japan Co., Ltd. engages in transactions which are also within the scope of business of Ito-Yokado Co., Ltd. Mr. Yamaguchi represents Seven-Eleven Japan Co., Ltd. in its transactions with the Company and Ito-Yokado Co., Ltd.

6. Kenichi Asama concurrently holds the office of representative director of the Company. He represents the Company in its transactions with Ito-Yokado Co., Ltd. and Seven-Eleven Japan Co., Ltd.

7. Takashi Anzai concurrently holds the office of representative director of IY Bank Co., Ltd. He represents IY Bank Co., Ltd. in its transactions with the Company, Ito-Yokado Co., Ltd., and Seven-Eleven Japan Co., Ltd.

8. Zenko Ohtaka concurrently holds the office of representative director of York-Benimaru Co., Ltd., Life Foods Co., Ltd., and Midoriya Supermarket Co., Ltd. These three companies engage in transactions which are also within the scope of business of "Seven & I Holdings Co., Ltd.", Ito-Yokado Co., Ltd., and Seven-Eleven Japan Co., Ltd. Mr. Ohtaka represents York-Benimaru Co., Ltd. in its transactions with Ito-Yokado Co., Ltd.

9. There is no relationship of special interest between each of the three directors other than those mentioned in Notes 1 through 8 above and "Seven & I Holdings Co., Ltd.", the Company, Ito-Yokado Co., Ltd., and Seven-Eleven Japan Co., Ltd.

10. Both Scott T. Davis and Shozo Hashimoto satisfy the requirements for outside directors as set forth in Article 188, Paragraph 2, Item 7-2 of the Japanese Commercial Code.

(8) Corporate Auditors of the Absolute Parent Company to be Incorporated
"Seven & I Holdings Co., Ltd." will have the following five corporate auditors:

Name (Date of Birth)	Resume * Status as other company's representative, if any	Number of shares of the Three Companies owned by the Candidate
Ikuo Kanda (October 1, 1946)	Mar. 1969: Joined Ito Yokado Co., Ltd. Feb. 1992: General Manager of Accounting Records Processing Department of Ito Yokado Co., Ltd. May 2002: Standing Corporate Auditor of Ito Yokado Co., Ltd. (incumbent)	(1) Ito Yokado Co., Ltd. 2,600 shares (2) Seven-Eleven Japan Co., Ltd. 13,000 shares (3) Denny's Japan Co., Ltd. 0 shares
Hisashi Seki (July 25, 1948)	Mar. 1978: Joined Seven-Eleven Japan Co., Ltd. Mar. 1989: Zone Manager of Operation Division of Seven-Eleven Japan Co., Ltd. Jan. 1996: General Manager of Facility Department of Construction and Facility Division of Seven-Eleven Japan Co., Ltd. May 2003: Standing Corporate Auditor of Seven-Eleven Japan Co., Ltd. (incumbent)	(1) Ito Yokado Co., Ltd. 0 shares (2) Seven-Eleven Japan Co., Ltd. 2,700 shares (3) Denny's Japan Co., Ltd. 0 shares
Yoko Suzuki (September 21, 1970)	Apr. 1998: Registered as attorney-at-law (Tokyo Bar Association) Joined Takashiro Godo Law Firm (currently Koike Takashiro Sogo Law Firm) Nov. 2002: Joined Suzuki Sogo Law Firm as Partner (incumbent) May 2003: Corporate Auditor of Ito Yokado Co., Ltd. (incumbent)	(1) Ito Yokado Co., Ltd. 0 shares (2) Seven-Eleven Japan Co., Ltd. 0 shares (3) Denny's Japan Co., Ltd. 0 shares
Hiroshi Nakachi (March 2, 1932)	Mar. 1978: Representative Partner of Tohmatsu & Aoki (currently Tohmatsu & Co.) Aug. 1997: Chairman and Representative Partner of Nakachi & Co. (incumbent) Oct. 1998: Chairman of the Japanese Institute of Certified Public Accountants Dec. 1998: Member of the Financial Reconstruction Commission Apr. 1999: Chairman and Representative Director of Nakachi Keiei Kenkyu-sho (incumbent)	(1) Ito Yokado Co., Ltd. 0 shares (2) Seven-Eleven Japan Co., Ltd. 0 shares (3) Denny's Japan Co., Ltd. 0 shares
Megumi Suto (January 23, 1948)	Nov. 1984: Chief Researcher of Japan Securities Research Institute Apr. 1988: Associate Professor of the Department of Economics of Meikai University Apr. 1993: Professor of the Faculty of Economics of Chuo University Jan. 2001: Member of the Council on Customs, Tariffs, Foreign Exchange and Other Transactions (incumbent) Feb. 2001: Member of the Financial System Council Mar. 2003: Expert Member of the Disclosure Working Group of the Financial System Council (incumbent) Apr. 2004: Professor of The Waseda Graduate School of Finance, Accounting and Law (incumbent)	(1) Ito Yokado Co., Ltd. 0 shares (2) Seven-Eleven Japan Co., Ltd. 0 shares (3) Denny's Japan Co., Ltd. 0 shares

Notes: 1. There is no relationship of special interest between any of the five corporate auditors and "Seven & I Holdings Co., Ltd.", the Company, Ito-Yokado Co., Ltd. or Seven-Eleven Japan Co., Ltd.

2. Yoko Suzuki, Hiroshi Nakachi, and Megumi Saito are each an outside corporate auditor as set forth in Article 18, Paragraph 1 of the Law for Special Provisions for the Commercial Code concerning Audits, etc. of *Kabushiki-Kaisha* (Joint-stock Companies).

(9) Amounts of Compensation for Directors and Corporate Auditors of the Absolute Parent Company to be Incorporated

The amount of compensation for the directors and corporate auditors of "Seven & I Holdings Co., Ltd." for the period up to the close of its first annual meeting of shareholders will be within 50,000,000 Yen in the monthly aggregate with respect to its directors and within 5,000,000 Yen in the monthly aggregate with respect to its corporate auditors. The amount of compensation for its directors will not include salaries for directors who concurrently serve as employees.

(10) Matters Related to Election of Accounting Auditor of the Absolute Parent Company to be Incorporated

The accounting auditor of "Seven & I Holding Co., Ltd." will be as follows:

(As of February 28, 2005)

Name	ChuoAoyama PricewaterhouseCoopers
Location of Main Office	Kasumigaseki Building 3-2-5, Kasumigaseki, Chiyoda-ku, Tokyo
History	- December 1968 Audit Corporation Chuo Accounting Firm was founded. - July 1984 Audit Corporation Chuo Accounting Firm became a member of Coopers and Lybrand International. - July 1988 Audit Corporation Chuo Accounting Firm and Shinko Audit Corporation merged into Chuo Shinko Audit Corporation. - July 1993 Chuo Shinko Audit Corporation was renamed to Chuo Audit Corporation. - July 1998 Coopers and Lybrand and Price Waterhouse merged together on a global level. - April 2000 Chuo Audit Corporation and Aoyama Audit Corporation merged into ChuoAoyama PricewaterhouseCoopers. - January 2001 Audit Corporation Ito Accounting Firm was merged into ChuoAoyama PricewaterhouseCoopers.
Outline	- Partners: 439 certified public accountants Employees: 1,109 certified public accountants; 1,074 assistant accountants; 763 other staff employees. - 27 domestic offices; 29 overseas offices. - 5,477 client companies.

(11) Matters Related toJoint Incorporation

The Company, Ito-Yokado Co., Ltd., and Seven-Eleven Japan Co., Ltd. will jointly incorporate their absolute parent company, "Seven & I Holdings Co., Ltd."

Ito-Yokado Co., Ltd. and Seven-Eleven Japan Co., Ltd. are outlined as follows:

(As of February 28, 2005)

Trade Name	Ito-Yokado Co., Ltd.
Location of Head Office	8-8, Nibancho, Chiyoda-ku, Tokyo
Foundation Date	April 1, 1958
Stated Capital	47,987,000,000 Yen
Principal Business	Superstore operation
Representatives	Toshifumi Suzuki, Chairman and Representative Director Sakae Isaka, President and Representative Director
Employees	12,861

(As of February 28, 2005)

Trade Name	Seven-Eleven Japan Co., Ltd.
Location of Head Office	8-8, Nibancho, Chiyoda-ku, Tokyo
Foundation Date	November 20, 1973
Stated Capital	17,200,000,000 Yen
Principal Business	Convenience store operation
Representatives	Toshifumi Suzuki, Chairman and Representative Director Toshiro Yamaguchi, President and Representative Director
Employees	4,815

3. Explanation of Share Allotment under Article 366, Paragraph 1, Item 2 of the Japanese Commercial Code

The Company has determined the following rates of allotment of shares of "Seven & I Holdings Co., Ltd." (the "Stock-Transfer Ratio") to be issued to the shareholders of each of its wholly-owned subsidiaries upon the incorporation of "Seven & I Holdings Co., Ltd.", the absolute parent company, by means of stock-transfer jointly effected by the Company, Ito-Yokado Co., Ltd., and Seven-Eleven Japan Co., Ltd. "Seven & I Holdings Co., Ltd." will adopt a voting unit share system, and the number of shares constituting one unit will be 100 shares.

Company Name	The Company	Ito-Yokado Co., Ltd.	Seven-Eleven Japan Co., Ltd.
Stock-Transfer Ratio	0.65	1.20	1.00

The Three Companies have conducted due diligence investigations with the assistance of professionals in the fields of law, financial accounting, and business, and have confirmed that there exists no undisclosed information that might materially affect the Stock-Transfer Ratio. In determining the Stock-Transfer Ratio, the Three Companies have respectively appointed third-party financial advisors from the viewpoint of ensuring the fairness and appropriateness of such determination. Thus, the Company has appointed Deloitte Touch Tohmatsu, Ito-Yokado Co., Ltd. has appointed Nomura Securities Co., Ltd., and Seven-Eleven Japan Co., Ltd. has appointed GMD Corporate Finance Limited. The Company requested Deloitte Touch Tohmatsuto analyze such Stock-Transfer Ratio with respect to the common stock of each of the Three Companies as may be referred to in the negotiation and consultation with Ito-Yokado Co., Ltd. and Seven-Eleven Japan Co., Ltd.

Deloitte Touch Tohmatsu conducted the requested analysis by applying the market share price averaging method (shijo kabuka heikin-ho) and the DCF method (discount cash flow method) to each of the Three Companies, and presented proposed stock-transfer ratio to the Company on the basis of overall consideration of the results of such analysis.

Based on the results of Nomura's analysis, the Company considered the matter from various perspectives, conducted negotiation and consultation with Ito-Yokado Co., Ltd. and Seven-Eleven Japan Co., Ltd., sought the advice of Deloitte Touch Tohmatsu, and eventually determined the above Stock-Transfer Ratio. As a result, the Three Companies approved a proposed stock-transfer agreement setting forth the Stock-Transfer Ratio at their respective board meetings held on April 20, 2005, and entered into said agreement as of the same date. The Stock-Transfer Ratio is within the range presented by Deloitte Touch Tohmatsu. In the stock-transfer agreement, however, it is agreed that the Stock-Transfer Ratio may be modified through the Three Companies' mutual consultation if, before the scheduled stock-transfer date, a material change occurs to the conditions assumed for the determination of the Stock-Transfer Ratio.

4. Content of Balance Sheet and Income Statement under Items 3 to 6 of Paragraph 1 of Article 366 of the Japanese Commercial Code

The contents of the Company's balance sheet and income statement are as shown in Appendix (pp. 11 - 14 in the original Japanese text).

The contents of the balance sheets and income statements of Ito-Yokado Co., Ltd. and Seven-Eleven Japan Co., Ltd.:

[Translation]

BALANCE SHEET OF ITO-YOKADO CO., LTD.

(As of February 28, 2005)

(Millions of yen)

Item	Amount	Item	Amount
(Assets)		**(Liabilities)**	
Current Assets	**378,780**	**Current Liabilities**	**165,771**
Cash and bank deposits	202,170	Notes payable - trade	928
Accounts receivable - trade	17,982	Accounts payable - trade	71,409
Marketable securities	19,941	Short-term loans	2,465
Merchandise inventories	76,241	Current portion of bonds	20,000
Supplies inventories	134	Accounts payable - other	14,341
Prepaid expenses	8,028	Income taxes payable	16,069
Short-term loans receivable	646	Consumption tax withheld	1,252
Deposits paid	20,000	Accrued expenses	11,948
Accounts receivable - other	6,889	Deposits received	3,134
Short-term leasehold deposits	8,416	Allowance for bonuses to employees	5,960
Deferred income taxes	16,031	Allowance for sales promotion	2,964
Other	2,298	Notes payable - construction	3,337
Fixed Assets	**698,176**	Gift tickets issued	10,118
Tangible fixed assets	**272,818**	Other	1,841
Buildings	97,971		
Structures	7,235	**Non-Current Liabilities**	**159,183**
Vehicles	2	Long-term loans	9,112
Furniture and equipment	10,768	Corporate bonds	100,000
Land	146,510	Allowance for retirement benefits to directors and corporate auditors	1,230
Construction in progress	10,328		
Intangible assets	**5,872**	Deposits received from tenants	46,509
Right of leasehold	3,040	Deferred income taxes	550
Software	2,627	Other	1,780
Other	203	**Total liabilities**	**324,954**
		(Shareholders' Equity)	
Investments and other assets	**419,486**	**Common stock**	**47,987**
Investments in securities	22,622	**Capital surplus**	**121,658**
Investments in subsidiaries	94,643	Additional paid in capital	121,477
Investments in capital	4,601	Other capital surplus	181
Long-term loans receivable	11,705	**Retained earnings**	**584,187**
Long-term leasehold deposits	239,608	Legal reserve	11,700
Long-term prepaid expenses	6,309	General reserve	510,459
Prepaid pension cost	23,677		
Advances for store construction	15,542		
Other	4,925	Reserve for deferred gains on sales of property and equipment	1,373
Allowance for doubtful accounts	(4,149)	Other reserves	509,086
		Unappropriated retained earnings	62,028
		Net unrealized gain on securities	**2,124**
		Net unrealized gain on available-for-sale securities	2,124
		Treasury stock	**(3,956)**
		Total shareholders' equity	**752,003**
Total assets	**1,076,957**	**Total liabilities & shareholders' equity**	**1,076,957**

PROFIT AND LOSS STATEMENT OF ITO-YOKADO CO., LTD.
(From March 1, 2004 to February 28, 2005)

(Millions of yen)

Item	Amount
Ordinary Income and Loss:	
Operating Revenue and Expenses:	
Revenues from operations	**1,473,583**
Net sales	1,455,358
Rental income	14,355
Other operating revenue	3,869
Operating expenses	**1,464,782**
Cost of sales	1,060,081
Selling, general and administrative expenses	404,700
Operating income	**8,800**
Non-Operating Income and Expenses:	
Non-operating income	**20,494**
Interest income and dividends	19,974
Other	520
Non-operating expenses	**2,213**
Interest expense	1,704
Other	509
Ordinary income	**27,081**
Special Gains and Losses:	
Special gains	**39,414**
Gain from sales of property and equipment	16
Gain from sales of investments in subsidiaries	35,709
Gain from sales of a subsidiary's convertible bond	2,816
Other	871
Special losses	**41,815**
Loss on disposals of property and equipment	1,551
Impairment loss of property and equipment	17,819
Loss on business restructuring	20,882
Head office relocation expenses	1,230
Other	332
Income before income taxes	**24,680**
Income taxes – Current	17,496
Income taxes – Deferred	(10,325)
Net income for the year	**17,509**
Retained earnings brought forward	51,198
Interim dividends	6,679
Unappropriated retained earnings	**62,028**

(Notes)
1. Significant accounting policies

(1) Valuation method for securities
   (a) Investment in subsidiaries and affiliates are valued at cost, determined using the moving-average method.
   (b) Available-for-sale securities are classified into two categories:
   Fair value is available
   Securities, whose fair value is available, are valued at the quoted market price prevailing at the end of the fiscal year. Net unrealized gains or losses on these securities are reported as a separate component of shareholders' equity at a net-of-tax amount. Cost of sales is determined by the moving-average method.

   Fair value is not available
   Securities, whose fair value is not available, are principally valued at cost, determined by the moving-average method.

(2) Valuation method for derivatives
Derivative financial instruments are valued at fair value.

(3) Valuation method for Inventories
   (a) Fresh foods are valued at cost, determined by the last purchase price method.
   (b) Merchandises at stores (except fresh foods) are valued at the lower of cost or market, determined by the retail method.
   (c) Merchandises at distribution centers (except fresh foods) are valued at cost, determined by the moving-average method.
   (d) Supplies are valued at cost, determined by the last purchase price method.

(4) Depreciation and amortization
   (a) Property and equipment
   Depreciation expenses are computed using the declining-balance method.
   (b) Intangible assets
   Amortization expenses for intangible assets are computed using the straight-line method. Software for internal use is amortized using the straight-line method over an estimated useful life of 5 years.

(5) Allowances
   (a) Allowance for doubtful accounts
   An allowance for doubtful accounts is provided against potential losses on collection at an amount measured using a historical bad debt ratio for normal receivables, plus an amount individually measured on collectibility of receivables that are expected to be uncollectible due to bad financial condition or insolvency.
   (b) Allowance for bonuses to employees
   An allowance for bonuses to employees is provided for bonuses payable to employees at the amount expected to be paid in respect of the calculation period ended on the balance sheet date.
   (c) Allowance for accrued pension and severance costs (Prepaid pension cost)
   An allowance for accrued pension and severance costs is provided at the amount incurred during the fiscal year, which is based on the estimated present value of the projected benefit obligation less the estimated fair value of the plan assets at the end of the fiscal year. The excess of the estimated fair value of the plan assets over the estimated present value of projected benefit obligation adjusted by unrecognized actuarial differences is recognized as prepaid pension cost for the fiscal year ended February 28, 2005. Unrecognized actuarial differences are amortized on a straight-line basis over certain years within an average remaining service period (10 years) from

the next year in which they arise. Prior service costs are not amortized because the unrecognized assets have existed.

(Additional Information)

Following approval from Japanese Ministry of Health, Labor and Welfare on September 1, 2004, the "Ito-Yokado Group Employee Pension Fund", which the Company participates in, was transferred to the "IY Group Employees' Pension Fund" based on the "Defined Benefit Corporate Pension Plan Act". Following the transition, the retirement benefits plan was revised. As a result, prior service costs of \4,045 million (decrease of liability) were recognized.

(d) Allowance for retirement benefits to directors and corporate auditors
An allowance for retirement benefits to directors and corporate auditors is provided in accordance with the policy of Ito-Yokado Co., Ltd. (the "Company").

(e) Allowance for sales promotion
An allowance for sales promotion is provided for the use of points given to customers at the amount expected to be used on the balance sheet date in accordance with the sales promotion point card program.

(6) Hedge accounting
The interest rate swaps which qualify for special hedge accounting treatment are accounted for by the special hedge accounting treatment.

(7) Leases
All finance lease contracts other than those by which the ownership of the leased assets is to be transferred to lessees are accounted for as operating leases.

(8) Consumption taxes
Consumption taxes are separately accounted for, and are excluded from the amounts of the underlying income and expense transactions.

(Changes in Accounting Policy)

Accounting Standard for Impairment of Fixed Assets

On August 9, 2002, the Business Accounting Council issued a new accounting standard, "Accounting Standard for Impairment of Fixed Assets", and on October 31, 2003, the Accounting Standard Board of Japan issued Financial Accounting Standards Guidance No. 6, "Implementation Guidance for Accounting Standards for Impairment of Fixed Assets". These new pronouncements are effective for fiscal years beginning on or after April 1, 2005 with early adoption permitted for fiscal years ending on or after March 31, 2004. The Company early adopted the new accounting standard for impairment of fixed assets for the fiscal year beginning on March 1, 2004. As a result of adopting the new accounting standard for impairment of fixed assets, income before income taxes for the year ended February 28, 2005, decreased by \17,819 million.

Accumulated impairment losses are deducted directly from related fixed assets.

2. Notes to balance sheet

(1)	Short-term receivable from subsidiaries:	\33,927	million
(2)	Long-term receivable from subsidiaries:	\6,283	million
(3)	Short-term payable to subsidiaries:	\4,113	million
(4)	Long-term payable to subsidiaries:	\7,894	million
(5)	Investments in capital of subsidiaries:	\1,077	million

(6) Accumulated depreciation of property and equipment: \207,008 million

(7) In addition to the fixed assets recorded in the balance sheet, a portion of electronic computers, tools, furniture and fixture are being used under lease agreements.

(8) Pension and severance costs

Allowance for pension and severance costs (before deducting employee retirement benefit trust)	\2,840	million
Employee retirement benefit trust (excluding unrecognized gain/loss)	\26,517	million
Prepaid pension cost (after deducting employee retirement benefit trust)	\23,677	million

(9) Assets pledged as collateral

Buildings	\791	million
Land	\1,698	million
Total	\2,490	million

(10) Guarantees: 5,866 million

(11) Net assets as stipulated in Article 124, paragraph 3 of the Commercial Code Enforcement Regulation of Japan: \2,124 million

(12) Any fractional amounts less than one million yen have been disregarded.

3. Notes to profit and loss statement

(1) Net sales to subsidiaries: \28,346 million

(2) Rental income from subsidiaries: \3,897 million

(3) Purchase from subsidiaries: \18,420 million

(4) Other operating revenue from subsidiaries: \458 million

(5) Operating expense to subsidiaries: \10,445 million

(6) Dividends received from subsidiaries: \17,888 million

(7) Non-operating transaction with subsidiaries except (6): \770 million

(8) Net income per share: \41.74

(9) Any fractional amounts less than one million yen have been disregarded. An amount of net income per share has been rounded off.

[Translation]

BALANCE SHEET OF SEVEN-ELEVEN JAPAN CO., LTD.
(As of February 28, 2005)

(Millions of yen)

Item	Amount	Item	Amount
(Assets)		**(Liabilities)**	
Current Assets	**278,769**	**Current Liabilities**	**218,364**
Cash and bank deposits	243,534	Accounts payable - trade	109,040
Accounts receivable due from franchised stores	7,373	Accounts payable due to franchised stores	4,901
Inventories	3,051	Accounts payable - other	13,019
Prepaid expenses	3,983	Income taxes payable	36,569
Deposits paid	10,000	Consumption tax withheld	2,898
Deferred income taxes	5,130	Accrued expenses	3,899
Other	5,705	Deposits received	45,549
Allowance for doubtful accounts	(10)	Allowance for bonuses to employees	2,107
Fixed Assets	**669,718**	Allowance for sales promotion	121
Tangible fixed assets	**250,702**	Other	258
Buildings	82,142		
Structures	14,327	**Non-Current Liabilities**	**7,977**
Furniture and equipment	28,420	Long-term deposits received	5,075
Land	124,978	Accrued pension and severance cost	1,658
Construction in progress	833	Allowance for retirement benefits to directors and corporate auditors	1,243
Intangible assets	**6,880**	**Total liabilities**	**226,342**
Right of leasehold	3,796	**(Shareholders' Equity)**	
Software	3,029	**Common stock**	**17,200**
Other	54	**Capital surplus**	**24,565**
Investments and other assets	**412,136**	Additional paid in capital	24,563
Investments in securities	26,531	Other capital surplus	1
Investments in subsidiaries	184,399	Gain on sales of treasury stock	1
Investments in convertible bonds of a subsidiary	33,307	**Retained earnings**	**743,891**
Investment in capital of subsidiaries	1,920	Legal reserve	4,300
Long-term loans receivable	69,863	General reserve	646,209
		Unappropriated retained earnings	93,381
Long-term prepaid expenses	9,436	**Net unrealized gain on securities**	**1,335**
Deferred income taxes	7,070	Net unrealized gain on available-for-sale securities	1,335
Long-term leasehold deposits	80,193		
Other	2,928	**Treasury stock**	**(64,846)**
Allowance for doubtful accounts	(3,515)	**Total shareholders' equity**	**722,145**
Total assets	**948,488**	**Total liabilities & shareholders' equity**	**948,488**

(Any fractional amounts less than one million yen have been disregarded.)

PROFIT AND LOSS STATEMENT OF SEVEN-ELEVEN JAPAN CO., LTD.
(From March 1, 2004 to February 28, 2005)

(Millions of yen)

Item	Amount
Ordinary Income and Loss:	
Operating Revenue and Expenses:	
Revenues from operations	**467,233**
Franchise commission from franchised stores	343,617
(Net sales reported by franchised stores: \2,319,544 million)	
(Total net sales including net sales of corporate stores: \2,440,853 million)	
Other operating revenue	2,307
Net sales of corporate stores	121,308
Operating expenses	**292,867**
Cost of sales	88,664
Selling, general and administrative expenses	204,203
Operating income	**174,365**
Non-Operating Income and Expenses:	
Non-operating income	**3,082**
Interest income	1,576
Other	1,505
Non-operating expenses	**1,377**
Provision for allowance for doubtful accounts	1,257
Other	120
Ordinary income	**176,070**
Special Gains and Losses:	
Special gains	**110**
Gain from sales of property and equipment	96
Gain from sales of investments in securities	13
Special losses	**15,175**
Loss on sales and disposals of property and equipment	4,011
Impairment loss of property and equipment	4,867
Valuation loss on property and equipment	1,543
Head office relocation expenses	724
Amortization of prior service costs	3,326
Other	701
Income before income taxes	**161,006**
Income taxes – Current	70,219
Income taxes – Deferred	(2,104)
Net income for the year	**92,891**
Retained earnings brought forward	17,725
Interim dividends	17,234
Unappropriated retained earnings	**93,381**

(Any fractional amounts less than one million yen have been disregarded.)

(Notes)

Significant accounting policies

1. Valuation method for securities
    (1) Held-to-maturity debt securities are carried at amortized cost.
    (2) Investment in subsidiaries and affiliates are valued at cost, determined using the moving-average method.
    (3) Available-for-sale securities are classified into two categories:
        (a) Fair value is available
        Securities, whose fair value is available, are valued at the quoted market price prevailing at the end of the fiscal year. Net unrealized gains or losses on these securities are reported as a separate component of shareholders' equity at a net-of-tax amount. Cost of sales is determined by the moving-average method.
        (b) Fair value is not available
        Securities, whose fair value is not available, are valued at cost, determined by the moving-average method.

2. Valuation method for derivatives
Derivative financial instruments are valued at fair value.

3. Valuation method for Inventories
Merchandise inventories of Seven-Eleven Japan Co., Ltd. (the "Company") are valued at cost, determined by the retail method.

4. Depreciation and amortization
    (1) Property and equipment
    Depreciation expenses are computed using the declining-balance method.
    (2) Intangible assets
    Amortization expenses for intangible assets are computed using the straight-line method. Software for internal use is amortized using the straight-line method over an estimated useful life of 5 years.

5. Allowances
    (1) Allowance for doubtful accounts
    An allowance for doubtful accounts is provided against potential losses on collection at an amount measured using a historical bad debt ratio for normal receivables, plus an amount individually measured on collectibility of receivables that are expected to be uncollectible due to bad financial condition or insolvency.
    (2) Allowance for bonuses to employees
    An allowance for bonuses to employees is provided for bonuses payable to employees at the amount expected to be paid in respect of the calculation period ended on the balance sheet date.
    (3) Allowance for sales promotion
    An allowance for sales promotion is provided for the use of points given to customers at the amount expected to be used on the balance sheet date in accordance with the sales promotion point card program.
    (4) Allowance for accrued pension and severance costs
    An allowance for accrued pension and severance costs is provided at the amount incurred during the fiscal year, which is based on the estimated present value of the projected benefit obligation less the estimated fair value of the plan assets at the end of the fiscal year. Unrecognized actuarial differences are amortized on a straight-line basis over certain years within an average remaining service period (10 years) from the next year in which they arise. Prior service costs are amortized in full in which they arise.

(Additional Information)
Following approval from Japanese Ministry of Health, Labor and Welfare on September 1, 2004, the "Ito-Yokado Group Employee Pension Fund", which the Company participates in, was transferred to the "IY Group Employees' Pension Fund" based on the "Defined Benefit Corporate Pension Plan Act". Following the transition, the retirement benefits plan was revised. As a result, prior service costs of \3,326 million were recognized and charged to income in full in the current year.

(5) Allowance for retirement benefits to directors and corporate auditors
An allowance for retirement benefits to directors and corporate auditors is provided in accordance with the Company's internal policy.

6. Leases
All finance lease contracts other than those by which the ownership of the leased assets is to be transferred to lessees are accounted for as operating leases.

7. Hedge accounting
(1) Method of hedge accounting
Currency swap contracts which meet the requirements for the application of hedge accounting are accounted for by allocating contracted exchange rates for the corresponding hedged foreign currency transaction and balances.
(2) Hedging instruments and hedged items
Hedging instruments and hedged items for which hedge accounting was adopted for the fiscal year ended February 28, 2005 are as follows:
(a) Hedging instruments: Currency swap contracts
(b) Hedged items: Receivables denominated in foreign currencies
(3) Hedging policy
The Company utilizes financial instruments to hedge foreign currency exchange rate fluctuation exposure associated with hedged items.

8. Accounting for consumption taxes
Consumption taxes are separately accounted for, and are excluded from the amounts of the underlying income and expense transactions.

Changes in Accounting Policy
(Accounting Standard for Impairment of Fixed Assets)
On August 9, 2002, the Business Accounting Council issued a new accounting standard, "Accounting Standard for Impairment of Fixed Assets", and on October 31, 2003, the Accounting Standard Board of Japan issued Financial Accounting Standards Guidance No. 6, "Implementation Guidance for Accounting Standards for Impairment of Fixed Assets". These new pronouncements are effective for fiscal years beginning on or after April 1, 2005 with early adoption permitted for fiscal years ending on or after March 31, 2004. The Company early adopted the new accounting standard for impairment of fixed assets for the fiscal year beginning on March 1, 2004. As a result of adopting the new accounting standard for impairment of fixed assets, income before income taxes for the year ended February 28, 2005, decreased by \4,867 million.

Notes to balance sheet

(1)	Long-term receivable from principal shareholders:	\880	million
(2)	Short-term payable to principal shareholders:	\25	million
(3)	Short-term receivable from subsidiaries:	\145	million
(4)	Long-term receivable from subsidiaries:	\64,463	million
(5)	Short-term payable to subsidiaries:	\1,543	million
(6)	Accumulated depreciation of property and equipment:	\190,155	million

(7) In addition to the fixed assets recorded in the balance sheet, fixture and furniture for stores and vehicle for business use are being used under lease agreements.

(8) Assets pledged as collateral: \2,066 million

(9) Guarantees: \617 million

(10) Incremental net assets resulting from revaluating assets at fair market value as stipulated in Article 124, paragraph 3 of the Commercial Code Enforcement Regulation of Japan: \1,335 million

Notes to profit and loss statement

(1)	Operating expenses to principal shareholders:	\670	million
(2)	Non-operating transaction with principal shareholders:	\125,452	million
(3)	Operating revenue from subsidiaries:	\152	million
(4)	Operating expenses to subsidiaries:	\1,795	million
(5)	Non-operating income from subsidiaries:	\71	million
(6)	Non-operating expenses to subsidiaries:	\674	million
(7)	Net income per share:	\115.78	

5. Requirements for Proposal 2
This Proposal 2 will become effective upon: (a) the approval of "Proposal 3: Partial Amendments to the Articles of Incorporation," (b) the approval of the proposal for the stock-transfer at the respective shareholders' meetings of Ito-Yokado Co., Ltd. and Seven-Eleven Japan Co., Ltd. that will be held for such purpose; and (c) all relevant authorities' approvals of the stock-transfer as required by law.

"SEVEN & I HOLDINGS CO., LTD.
ARTICLES OF INCORPORATION"

CHAPTER I: GENERAL PROVISIONS

Article 1. (Trade Name)
The Company shall be called "*Kabushiki Kaisha* Seven & I Holdings" and in English, "Seven & I Holdings Co., Ltd.".

Article 2. (Purpose)
The purpose of the Company shall be, by way of owning shares of companies engaging in the following businesses and companies engaging in businesses equivalent thereto, to control and manage the businesses and activities of such companies:

(1) Retail trade of various goods, and manufacturing, processing and wholesale of related products;
(2) Manufacture, processing, purchase, wholesale and sale of perishable foods, processed foods, frozen foods, dairy products, oils and fats for foods, seasonings, tea, coffee, cocoa, drinking water, ice and other beverages and foods;
(3) Sale of salt and cigarettes; processing and sale of grain;
(4) Sale of liquor;
(5) Sale of clothing and bedding;
(6) Sale of accessories, fur products, footwear, rainwear, bags and pouches of all kinds;
(7) Sale of watches and clocks, eyeglasses, precious metals, jewelry and smoker's requisites;
(8) Sale of folded-boxes for food, packages and containers;
(9) Manufacture, processing, wholesale and sale of kitchen utensils and daily miscellaneous goods;
(10) Manufacture, processing, wholesale and sale of household electrical appliances, furniture, interior decorations and lighting fixtures;
(11) Manufacture, processing, wholesale and sale of entertainment goods, toys, sporting goods, musical instruments, records, and tapes;
(12) Sale of paper, stationery and office machinery and tools;
(13) Sale of works of art;
(14) Sale of medicines, quasi-medicines, medical instruments, pharmaceutical products, medical auxiliary supplies, industrial chemicals, welfare goods, care goods, sanitary goods, and weighing machines;
(15) Sale of cosmetics;
(16) Sale and maintenance of automobiles, bicycles and other vehicles, and parts relating thereto;
(17) Sale of optical machinery and tools and photo machinery and tools;
(18) Production, purchase and sale of seeds, plants, animals, animal feed, fertilizers, production materials for fruits and grains (steel frame materials for vinyl greenhouses, vinyl products such as multi-tunnels and other materials) and gardening materials;

(19) Delivery, rental and exportation of goods mentioned in (2) through (18) above;

(20) Planning, development, production, importation, exportation, sale and lease of publications such as books, magazines, newspapers and electronic publications;

(21) Planning, development, production, importation, exportation, sale and lease of video software and audio software on new kinds of media such as DVDs, CD-ROMs, compact discs and video tapes and recorded goods such as records and music tapes;

(22) Planning, production and hosting of events;

(23) Development and promotion of cultivation technology and distribution technology for fruits and grains;

(24) Research, planning, development and consultation related to buildings, facilities and equipment for persons with disabilities;

(25) Direct marketing sales and mail-order business;

(26) Antique dealing;

(27) Management of drugstores and clinics;

(28) Operation of restaurants, event facilities, amusement facilities, movie theaters, hotels and inns, ticket agencies, sporting facilities, cultural education, private preparatory schools, wedding halls, exhibition facilities, parking facilities and gas stations;

(29) Operation of virtual stores on Internet web pages, etc.;

(30) The service business of providing meals and distributing meals;

(31) Livestock husbandry businesses;

(32) Sale of benzene, kerosene, lubricants and other petroleum products, and the service businesses concerned with the sales facilities for such products;

(33) Management of photography, printing, copying, laundry, barber and beauty parlor businesses;

(34) Import-export business, and acting as an agent for foreign commercial transactions and import-export business;

(35) Transportation of general passengers and of freight by automobile, travel businesses, and agencies in connection therewith as well as for driver training schools;

(36) Research, training, publicity, advertising and publication of printed matters related to distribution operations and convenience stores;

(37) Sale of media space for publicity and advertising;

(38) Business associated with telecommunication and information processing;

(39) Business related to transportation and storage of goods and serving as an agent or intermediary for home delivery services:

(40) Services related to the management of convenience stores and restaurants through a franchise operation;

(41) Development, research and sales, and undertaking development and research on contract, regarding the design of various articles and the design of sales floors;

(42) Collection, processing and sale of information using communication systems such as the Internet, etc. and provision of service of various types of information;

(43) Provision of information concerned with goods and services other than those mentioned in the preceding item;

(44) Sale, importation, exportation and lease of computer hardware and software and serving as an agent or intermediary therefor;

(45) Sale of gift certificates;

(46) Issuance and handling of reward cards and prepaid cards;

(47) Sale and intermediary service of various tickets and certificates with prizes under the Law for Establishing Certificates with Prizes, etc.;

(48) Sale and lease of intangible property rights such as patents, utility models, trademarks and design patents;

(49) Non-life insurance agencies, insurance agencies relating to the Automobile Liability Securities Insurance Law, the business of offering life insurance subscriptions, other kinds of insurance agencies and brokerage and insurance services;

(50) Business concerned with sale, purchase, lease, rent, brokerage, administration, professional assessment, construction and repair of real estate;

(51) Business concerned with sale, purchase, lease, appraisal and repair of kitchen and shop fixtures, air-conditioning fixtures, vending machines, appliances, furnishings and other movables;

(52) Construction activities and design, supervision and carrying out of civil engineering;

(53) Interior and exterior decoration, equipment construction, and construction business;

(54) Planning, production and construction of urban development;

(55) Undertaking planning, development, management and operation of stores on contract;

(56) Money lending business, intermediary and guaranty of lending and borrowing of money, handling of credit cards, personal loans for financing purchases, brokerage of installment-loan sales and other financial services;

(57) Acting as an agent for money clearance and money collection;

(58) Money claims purchase business and integrated management;

(59) Introduction and installment of automatic teller machines and servicing business connected therewith;

(60) Technical assistance to, business consultancy for, commissioned business from, investment in and contribution to various enterprises;

(61) Planning and execution of market research and undertaking planning and execution on contract;

(62) Research and study of management information and undertaking research and study on contract;

(63) Business planning, research and system design;

(64) Serving as an agent or intermediary for various types of businesses;

(65) Cleaning of buildings and snow removal;

(66) Recycling of general waste;

(67) Contracting for security for buildings such as offices, stores, warehouses, plants, dormitories and houses and facilities annexed thereto;

(68) Contracting for secure transportation of articles, securities, money, etc.;

(69) Contracting for safety and security of people and articles at places where crowds are expected and management of parking lots, etc.;

(70) Contracting for credit investigation of individuals and companies;

(71) Business concerned with development, manufacture and sale of machines and equipment for security; and

(72) Any other business incidental to or in connection with the foregoing.

The Company may conduct any businesses mentioned in the preceding items and any other business incidental thereto or in connection therewith.

Article 3. (Head Office)

The Company shall have its head office in Chiyoda-ku, Tokyo.

Article 4. (Method of Public Notices)

Public notices by the Company shall be made in the *Nihon Keizai Shimbun* published in Tokyo.

CHAPTER II: SHARES

Article 5. (Total Number of Shares Authorized to be Issued)

The total number of shares authorized to be issued by the Company shall be 4,500,000,000 shares; provided, however, that if a cancellation of shares is made, the number of shares authorized to be issued shall be reduced by the number of shares so canceled.

Article 6. (Purchase of Own Shares)

The Company may purchase its own shares by a resolution of the board of directors in accordance with the provisions of the Commercial Code, Article 211-3, paragraph 1, item 2.

Article 7. (Number of Shares Constituting One Voting Unit; Non-Issuance of Share Certificates Representing Shares of Less Than the Number of Shares Constituting One Voting Unit)

The number of shares constituting one voting unit of the Company shall be 100.

The Company shall not issue any share certificates representing shares of less than the number of shares constituting one voting unit (hereinafter referred to as "Less-than-One-Voting-Unit Shares"); provided, however, that in cases set forth in the share handling rules, this shall not apply.

Article 8. (Additional Purchase of Shares of Less Than One Voting Unit)

In accordance with the provisions of the share handling rules, any shareholder having Less-than-One-Voting-Unit Shares of the Company (including beneficial shareholders, and the same shall apply hereinafter) shall be entitled to demand that the Company sell such number of shares as may, together with the number of shares in such Less-than-One-Voting-Unit Shares, constitute the number of shares constituting one voting unit.

Article 9. (Transfer Agent)

The Company shall appoint a transfer agent with respect to shares.

The transfer agent and its handling office shall be designated by a resolution of the board of directors, and a public notice shall be made with respect thereto.

The register of shareholders and the register of beneficial shareholders (hereinafter referred to as the "Register of Shareholders, Etc.") and the lost-share-certificate register of the Company shall be kept at the handling office of the transfer agent, and the registration of transfers of shares, purchases and additional purchases of Less-than-One-Voting-Unit Shares, and other operations relating to shares shall be handled by the transfer agent.

Article 10. (Record Date)

The Company shall deem shareholders having voting rights registered or recorded in the last Register of Shareholders, Etc. as of the last day of February of each year as the shareholders who shall be entitled to exercise their rights at the annual shareholders' meeting for the accounting period.

Notwithstanding the preceding paragraph, the Company may, pursuant to a resolution of the board of directors and upon making a prior public notice thereof, deem shareholders having voting rights registered or recorded in the last Register of Shareholders, Etc. as of a date different from the aforesaid date as the shareholders who shall be entitled to exercise their rights at the annual shareholders meeting for the relevant accounting period.

In addition to the preceding two paragraphs, the Company may, if necessary, pursuant to a resolution of the board of directors and upon making a prior public notice thereof, deem shareholders having voting rights registered or recorded in the last Register of Shareholders, Etc. as of a certain date as the shareholders who shall be entitled to exercise their rights.

Article 11. (Share Handling Rules)

The denominations of share certificates of the Company, registration of transfers of shares, purchases and additional purchases of the Less-than-One-Voting-Unit Shares, registration of pledges and indications of shares in trust and cancellations thereof, non-possession of share certificates, re-issuance of share certificates, various notifications from shareholders, other operations relating to shares and handling fees therefor shall be governed by the share handling rules prescribed by the board of directors.

CHAPTER III: SHAREHOLDERS' MEETING

Article 12. (Time of Meeting)

An annual shareholders' meeting of the Company shall be convened no later than three (3) months from the day following the end of accounting period and an extraordinary shareholders' meeting shall be convened whenever necessary.

Article 13. (Place of Convocation)

General shareholders' meeting shall be convened in Tokyo.

Article 14. (Chairperson of the Meeting)

The Director-President shall preside over shareholders' meeting.

If the Company has a vacancy for the position of Director-President or the Director-President is unable to so act, one of the other directors in an order previously determined by the board of directors shall take the Director-President's place.

Article 15. (Method of Adopting Resolutions)

Unless otherwise stipulated by laws or ordinances or these Articles of Incorporation, resolutions of a shareholders' meeting shall be adopted by a majority of the voting rights of the shareholders attending the meeting.

Unless otherwise stipulated by these Articles of Incorporation, special resolutions of a shareholders' meeting governed by Article 343 of the Commercial Code shall be adopted by a vote of two-thirds (2/3) or more of the voting rights of those shareholders who attend the relevant meeting who shall hold in aggregate one-third (1/3) or more of the voting rights of all shareholders.

Article 16. (Voting by Proxy)

Shareholders may exercise their voting rights by a proxy who shall also be a shareholder of the Company entitled to exercise voting rights. In this case, the shareholder or his/her proxy shall submit to the Company a document evidencing the authority of such proxy to act as such at each shareholders' meeting.

Article 17. (Minutes)

The substance of the proceedings and the results of the shareholders' meeting shall be recorded in the minutes, to which the chairperson of the meeting and the directors and corporate auditors present at such meetings shall affix their names and seals.

CHAPTER IV: BOARD OF DIRECTORS

Article 18. (Authority of Board of Directors)

In addition to matters stipulated by laws and ordinances or by these Articles of Incorporation, the board of directors shall determine the execution of important business of the Company.

Article 19. (Convocation of Meetings of the Board of Directors)

Unless otherwise stipulated by laws or ordinances, the Director-President shall convene and preside over meetings of the board of directors.

If the Company has vacancy for the position of Director-President or the Director-President is unable so to act, one of the other directors in an order previously determined by the board of directors shall convene and preside over the meeting of the board of directors.

Notice to convene a meeting of the board of directors shall be given to each director and corporate auditor not less than three (3) days prior to the date set for such meeting; provided, however, that in the case of an emergency, such period may be shortened.

With the consent of all directors and corporate auditors, a meeting of the board of directors may be held without conducting the procedures of convocation.

Article 20. (Resolutions of the Board of Directors)

Resolutions of a meeting of the board of directors shall be adopted by a majority in number of the directors present at a meeting attended by the directors who constitute a majority in number of all the directors.

Article 21. (Minutes)

The substance of proceedings and the results of the meetings of the board of directors shall be recorded in the minutes, to which the directors and corporate auditors present at such meetings shall affix their names and seals.

CHAPTER V: DIRECTORS

Article 22. (Number)

The Company shall have not more than eighteen (18) directors.

Article 23. (Election)

A resolution for the election of directors shall be adopted by a majority of the voting rights of those shareholders present at the relevant meeting who shall hold in aggregate one-third (1/3) or more of the voting rights of all shareholders.

Cumulative voting shall not be used for the election of directors.

Article 24. (Term of Office)

The term of office of directors shall expire at the closing of the annual shareholders' meeting concerning the last accounting period date within one (1) year after their assumption of office.

The term of office of a director who has been elected to fill a vacancy or in order to increase the number of directors shall expire when the term of the other directors then serving will expire.

Article 25. (Directors with Titles)

The board of directors may, by its resolutions, appoint one Director-Chairperson, one Director-President, some Director-Deputy Chairpersons, some Director-Deputy Presidents, some Senior Managing Directors and some Managing Directors.

Article 26. (Representative Directors)

The Director-President shall represent the Company.

In addition to the preceding paragraph, the board of directors may, by its resolutions, appoint directors to represent the Company.

Article 27. (Compensation)

The compensation for directors shall be determined by a resolution of a shareholders' meeting.

Article 28. (Reduction of Directors' Liability, Etc.)

The Company may, in accordance with the provisions of the Commercial Code, Article 266, paragraph 12, by a resolution of its board of directors, exempt a director (including a former director) from his/her liability regarding an act mentioned in Article 266, paragraph 1, item 5 to the extent stipulated in the relevant laws and ordinances.

The Company may, in accordance with the provisions of the Commercial Code, Article 266, paragraph 19, execute an agreement with an outside director that limits his/her liability for compensation regarding an act mentioned in Article 266, paragraph 1, item 5; provided, however, that the limited amount of liability for compensation pursuant to such agreement shall be the amount stipulated in the relevant laws and ordinances.

CHAPTER VI: BOARD OF CORPORATE AUDITORS

Article 29. (Authority of Board of Corporate Auditors)

In addition to its authority as stipulated by laws and ordinances, the board of corporate auditors may, by its resolutions, determine matters with respect to the execution of duties of corporate auditors (to an extent not to prevent corporate auditors from exercising their authority).

Article 30. (Convocation of Meetings of the Board of Corporate Auditors)

Notice to convene a meeting of the board of corporate auditors shall be given to each corporate auditor not less than three (3) days prior to the date set for such meeting; provided, however, that in the case of an emergency, such period may be shortened.

With the consent of all corporate auditors, a meeting of the board of corporate auditors may be held without conducting the procedures of convocation.

Article 31. (Resolutions of the Board of Corporate Auditors)

Unless otherwise stipulated in laws and ordinances, resolutions of a meeting of the board of corporate auditors shall be adopted by a majority of the corporate auditors.

Article 32. (Minutes)

The substance of proceedings and the results of the meetings of the board of corporate auditors shall be recorded in the minutes, to which the corporate auditors present at such meetings shall affix their names and seals.

CHAPTER VII: CORPORATE AUDITORS

Article 33. (Number)

The Company shall have not more than five (5) corporate auditors.

Article 34. (Election)

Resolutions for the election of corporate auditors shall be adopted by a majority of the voting rights of those shareholders present at the relevant meeting who shall hold in aggregate one-third (1/3) or more of the voting rights of all shareholders.

Article 35. (Term of Office)

The term of office of corporate auditors shall expire at the closing of the annual shareholders' meeting concerning the last accounting period within four (4) years after their assumption of office.

The term of office of a corporate auditor who has been elected to fill a vacancy of a corporate auditor who has retired shall expire when the term of office of the corporate auditor who has retired would have otherwise expired.

Article 36. (Full-Time Corporate Auditor(s))

The corporate auditors shall appoint full-time corporate auditor(s) from among themselves.

Article 37. (Compensation)

The compensation for the corporate auditors shall be determined by a resolution of a shareholders' meeting.

Article 38. (Reduction of Corporate Auditors' Liability, Etc.)

The Company may, in accordance with the provisions of the Commercial Code, Article 280, paragraph 1, by a resolution of its board of directors, exempt a corporate auditor (including a former corporate auditor) from his/her liability to the extent stipulated in the relevant laws and ordinances.

CHAPTER VIII: ACCOUNTING

Article 39. (Business Year)

The business year of the Company shall be the one-year period from March 1 of each year through the last day of February of the following year and the account settlement date shall be the last day of the accounting period.

Article 40. (Profit Dividends)

Profit dividends of the Company shall be paid to shareholders or registered pledgees registered or recorded in the last Register of Shareholders, Etc. as of the last day of February of each year.

Article 41. (Interim Dividends)

The Company may, by a resolution of the board of directors, make cash distributions as interim dividends to the shareholders or registered pledgees registered or recorded in the last Register of Shareholders, Etc. as of August 31 of each year.

Article 42. (Payment Period of Dividends)

The Company shall be released from the obligation to pay profit dividends or cash amounts stipulated in the preceding Article that have not been received after the lapse of three (3) years from the date that the payment of such dividends or cash amounts commenced.

SUPPLEMENTARY PROVISIONS

Article 1. (Shares to be Issued upon Incorporation)

The Company shall be incorporated by means of a stock-transfer stipulated in the Commercial Code, Article 364.

The total number of shares to be issued by the Company upon its incorporation shall be 1,346,383,002 common shares.

Article 2. (First Business Year)

Notwithstanding the provisions of Article 39, the first business year of the Company shall be from the incorporation day of the Company to the last day of February, 2006.

Article 3. (First Term of Office of Corporate Auditors)

Notwithstanding the provisions of Article 35, paragraph 1, the first term of office of corporate auditors shall expire at the closing of the annual shareholders' meeting concerning the last account settlement date within one (1) year after their assumption of office.

Article 4. (First Compensation for Directors and Corporate Auditors)

Notwithstanding the provisions of Articles 27 and 37, the total compensation for directors until the closing of the first annual shareholders' meeting of the Company shall be 50,000,000 yen or less per month and the total compensation for corporate auditors until the closing of the first annual shareholders' meeting of the Company shall be 5,000,000 yen or less per month; provided that if a director is also an employee, the compensation amount for such director shall not include the salary for his/her service in the capacity of employee.

Proposal 3: Partial Amendments to the Articles of Incorporation

(Outline of Proposal)

1. Reason for Amendments

   Upon the approval of "Proposal 2: Incorporation of Absolute Parent Company by means of Stock-Transfer," the fulfillment of the requirements mentioned in "5. Requirements for Proposal 2," and the completion of the procedure for the stock-transfer procedure, the shareholders of the Company will become shareholders of "Seven & I Holdings Co., Ltd.," the absolute parent company of the Company, effective as of September 1, 2005. In order to secure the resources for year-end dividends for the accounting period ending in February 2006 of "Seven & I Holding Co., Ltd.", the necessary amendment will be made to Article 40 (Interim Dividends) of the Company's current articles of incorporation.

2. Substance of Amendment

(Underline indicates the proposed amendment.)

Current	Proposed Amendment
Chapter VIII. Accounting	Chapter VIII. Accounting
Article 40. (Interim Dividends)	Article 40. (Interim Dividends)
The Company may, by resolution of the Board of Directors, make a cash distributions as interim dividends to the shareholders or registered pledgees entered or recorded in the latest shareholder register as of August 31 of each year.	The Company may, by resolution of the Board of Directors, make a cash distributions as interim dividends to the shareholders or registered pledgees entered or recorded in the latest shareholder register as of September 30 of each year.

3. Requirements for Proposal 3

   This Proposal 3 will become effective upon: (a) the approval of "Proposal 2: Incorporation of Absolute Parent Company by means of Stock-Transfer," and (b) the approval of the proposal for the stock-transfer at the respective shareholders' meetings of Ito-Yokado Co., Ltd. and Seven-Eleven Japan Co., Ltd. that will be held for such purpose.

Proposal 4: Election of 12 Directors

The term of office of all current Directors of the Company will expire at the close of this meeting. Therefore, the shareholders are requested to elect twelve Directors. The candidates for Directors are as follows:

Candidate No.	Name (Date of Birth)	Resume *Status as other company's representative, if any	(1) Number of shares of the Company (2) Special interest with the Company
1	Yoshifumi Nakayama (October 3, 1942)	Sep. 1978: Joined the Company, as General Manager of Restaurant Development Department Sep. 1980: Director of the Company Jan. 1984: Chief of Business Division of the Company May 1985: Managing Director of the Company Feb. 1993: Chief of Restaurant Development Department of the Company Feb. 1994: Chief of Development Department of the Company May 1996: Senior Managing Director of the Company Nov. 1999: Managing Director of the Company Nov. 1999: Chief of Business Department of the Company May 2001: Senior Managing Director of the Company May 2002: Chairman of the Company (incumbent)	(1) 4,800 shares (2) None
2	Kenichi Asama (July 20, 1947)	Dec. 1978: Joined the Company Feb. 1988: General Manager (Budget) of Planning Office of the Company Nov. 1999: Deputy Chief of Planning Office of the Company May 2000: Director of the Company May 2000: Chief of Planning Office of the Company Feb. 2002: Chief of Planning Office and System Department of the Company May 2002: President and Representative Director of the Company (incumbent) Feb. 2003: Chief of Business Department of the Company May 2003: Chief Executive Officer of the Company (incumbent)	(1) 5,400 shares (2) None
3	Showzo Takahashi (March 8, 1951)	Mar. 1975: Joined the Company Feb. 1981: Regional Manager of Business Division of the Company May 1994: Director of the Company May 1994: Chief of Product Division of Business Department of the Company Jan. 1995: Chief of Product Division of the Company Jan. 1997: Chief of Consumer Office of the Company Feb. 1999: Chief of Product Division of the Company Nov. 1999: Chief of Product Division of Business Department of the Company May 2002: Managing Director of the Company (incumbent) Feb. 2003: Chief of Personnel Department of the Company (incumbent) May 2003: Managing Executive Officer of the Company (incumbent)	(1) 12,100 shares (2) None

4	Tsuyoshi Kubota (April 1, 1955)	Mar. 1978: Joined the Company Feb. 1994: Regional Manager of Sales Division of Business Department of the Company May 2002: Director of the Company (incumbent) Feb. 2003: Chief of Business Division of Business Department and Vice Chief of Business Department of the Company May 2003: Executive Officer of the Company (incumbent) Feb. 2005: Chief of Business Division (incumbent)	(1) 1,300 shares (2) None
5	Nobutake Sato (August 8, 1938)	Nov. 1973: Director of the Company (incumbent) May 1977: Director of Ito-Yokado Co., Ltd. Nov. 1979: Chief of Corporate Strategy Office of Ito-Yokado Co., Ltd. Apr. 1983: Managing Director of Ito-Yokado Co., Ltd. May 1985: Senior Managing Director of Ito-Yokado Co., Ltd. May 1993: Executive Vice President and Director of Ito-Yokado Co., Ltd. Sep. 1996: Chief of Corporate Strategy Office and Chief of Finance Division of Ito-Yokado Co., Ltd. Mar. 1998: Chief of Corporate Strategy Office of Ito-Yokado Co., Ltd. May 2003: Executive Vice Chairman of the Company (incumbent) *Chairman of York-Benimaru Co., Ltd. *President and Director of Robinson Department Store Co., Ltd. *President and Director of IY Real Estate Co., Ltd. *Executive Vice President and Director of IYG Holding Company	(1) 29,000 shares (2) None
6	Akio Imai (October 28, 1949)	Nov. 1973: Joined the Company Feb. 1984: Regional Manager of Business Division of the Company May 1990: Director of the Company Feb. 1993: Chief of General Affairs Department of the Company Jan. 1995: Chief of Sales Division of the Company Feb. 1996: Deputy Chief of Sales Department of the Company May 1996: Managing Director of the Company May 1996: Chief of Sales Department of the Company Nov. 1999: Director of the Company Nov. 1999: Chief of Business Division of Business Department of the Company May 2001: Managing Director of the Company (incumbent) Feb. 2003: Chief of Restaurant Development Division of the Company May 2003: Managing Executive Officer of the Company (incumbent) Feb. 2005: Chief of Customer Consultation Office of the Company (incumbent)	(1) 4,100 shares (2) None

7	Hiroyuki Kohno (June 18, 1946)	Nov. 1973: Joined the Company Feb. 1986: General Manager (for Franchises) of Business Development Division of the Company May 1990: Director of the Company Feb. 1992: Chief of Marketing Division of the Company Feb. 1993: Chief (in charge of Restaurant Management Division) of Restaurant Development Division of the Company Feb. 1994: Chief of Restaurant Management Division of Development Department of the Company May 1996: Managing Director of the Company May 1998: Chief of Finance Department and General Affairs Department of the Company Nov. 1999: Director of the Company Nov. 1999: Chief of Operation Department of the Company Feb. 2001: Chief of Personnel Department and General Affairs Department of the Company May 2001: Managing Director of the Company Feb. 2002: Chief of General Affairs Department of the Company May 2002: Director of the Company (incumbent) May 2002: Chief of General Affairs Department and System Department of the Company Feb. 2003: Chief of Finance Department of the Company May 2003: Executive Officer of the Company (incumbent) Feb. 2005: Chief of Operation Development Office of the Company (incumbent)	(1) 2,700 shares (2) None
8	Masashi Goto (August 28, 1949)	Nov. 1973: Joined the Company Feb. 1986: General Manager (Business Management) of Business Division of the Company May 1990: Director of the Company Feb. 1991: Chief of Planning Office of the Company Feb. 1993: Chief of Sales Division of Business Department of the Company Feb. 1994: Deputy Chief of Business Department of the Company May 1994: Managing Director of the Company May 1994: Chief of Business Department of the Company Jan. 1995: Chief of Planning Office of the Company Jun. 1995: Director of the Company Feb. 1996: Chief of Planning Office and System Department of the Company May 1996: Managing Director of the Company Feb. 1999: Director of the Company (incumbent) Feb. 1999: Chief of Audit Office of the Company Feb. 2002: Chief of Finance Department of the Company Feb. 2003: Chief of System Department of the Company (incumbent) May 2003: Executive Officer of the Company (incumbent)	(1) 4,200 shares (2) None
9	Takayoshi Takamatsu (February 26, 1951)	Jan. 1977: Joined the Company Feb. 1992 Regional Manager of Business Division of the Company May 1996: Director of the Company (incumbent) Jan. 1997: Chief of Product Department of the Company Feb. 1999: Chief of Consumer Office of the Company Feb. 2003: Chief of Product Development Division of Business Department of the Company May 2003: Executive Officer of the Company (incumbent) Feb. 2005: Chief of Restaurant Development Department of the Company (incumbent)	(1) 2,216 shares (2) None

10	Takamori Matsumoto (March 6, 1950)	Aug. 1976: Joined the Company Feb. 1989: General Manager (for Construction of Restaurants) of Restaurant Development Department of the Company Nov. 1999: Deputy Chief of Restaurant Management Department of the Company May 2002: Director of the Company (incumbent) May 2002: Chief of Restaurant Management Department of the Company (incumbent) May 2003: Executive Officer of the Company (incumbent)	(1) 1,300 shares (2) None
11	Toshitaka Watanabe (June 9, 1953)	May 1984: Joined the Company Feb. 1996: General Manager (for Purchases) of Product Department of the Company May 2002: Director of the Company (incumbent) May 2002: Vice Chief of Product Department of the Company Feb. 2003: Chief of Product Division of Business Department of the Company May 2003: Executive Officer of the Company (incumbent) Feb. 2005: Zone Manager of Operation Division of the Company (incumbent)	(1) 1,100 shares (2) None
12	Kyohei Narumi (July 23, 1955)	Mar. 1979: Joined the Company Feb. 1994: Supervisor of Sales Division of Business Department of the Company Feb. 1998: General Manager (for Operation Support) of Sales Department of the Company Feb. 2003: Zone Manager of Business Division of Business Department of the Company May 2003: Executive Officer of the Company (incumbent) Feb. 2005: Chief of Product Department of the Company (incumbent)	(1) 1,600 shares (2) None

Note: Director candidate Nobutake Sato satisfies the requirements for outside director as set forth in Article 188, Paragraph 2, Item 7-2 of the Japanese Commercial Code.

Proposal 5: Election of 1 Corporate Auditor

The term of office of Corporate Auditor Masaru Otsuki will expire at the close of this meeting. Therefore, the shareholders are requested to elect one Corporate Auditor to fill the vacancy. The submission of this proposal to this meeting has been approved by the board of corporate auditors. The candidates for Corporate Auditors are as follows;

Name (Date of Birth)	Resume *Status as other company's representative, if any	(1) Number of shares of the Company (2) Special interest with the Company
Masahiro Inagaki (September 27, 1943)	Jan. 1979: Joined the Company May 1988: Director of the Company May 2002: Managing Director of the Company (incumbent) May 2002: Managing Executive Officer of the Company (incumbent)	(1) 5,800 shares (2) None

Proposal 6: Presentation of Retirement Grants to the Retiring Director and the Retiring Corporate Auditor

It is proposed that a retirement grant shall be presented to Messrs. Masahiro Inagaki and Masaru Otsuki who are resigning as a Director and as a Corporate Auditor, respectively, at the close of this meeting, in order to reward their meritorious services, within the applicable range in accordance with the Company's Officers' Retirement Grant Rules. It is also requested that the amount of such grant, the date, manner and other particulars of the presentation be left to the resolution of the Board of Directors with respect to the resigning Director and to the discretion of the Board of Corporate Auditors with respect to the resigning Corporate Auditor.

Resumes of the resigning Director and the resigning Corporate Auditor are as follows:

Name	Resume
Masahiro Inagaki	May 1988: Director of the Company May 2002: Managing Director of the Company (incumbent)
Masaru Otsuki	May 2003, Standing Corporate Auditor of the Company (incumbent)

ACCESS MAP FOR ANNUAL SHAREHOLDERS' MEETING

8-8 Nibancho, Chiyoda-ku, Tokyo Head office of the Company
First Floor Conference Room
Telephone: 03-6238-3501

Map

Major Transportation

- JR Chuo-Line and Sobu-Line: About four minutes walk from Yotsuya-station (Kojimachi exit)
- Tokyo Metro Marunouchi-Line: About five minutes walk from Yotsuya-station (exit No.1 to Yotsuya-mitsuke)
- Tokyo Metro Nanboku-Line: About five minutes walk from Yotsuya-station (exit No.3)
- Tokyo Metro Yurakucho-Line: About four minutes walk from Kojimachi-station (exit No.5)

[There are no parking lots in the vicinity of the venue. We suggest that you use public transportation.]

[Translation]

If you send this proxy card by mail, please make sure to drop it into a mailbox, after cutting this part off, so that we may receive it by May 27, 2005.

REQUEST

◎ Please drop this card into a mailbox without affixing a postage stamp.

◎ Please do not use this card on May 28, 2005 or later.

Postage paid by addressee

Approved by Suginami-Minami post office 535

Effective until May 27, 2005

POSTCARD
1688766

Denny's Japan Co., Ltd.

c/o Stock Transfer Agency Division
The Chuo Mitsui Trust and Banking Company, Limited

8-4, Izumi 2-chome, Suginami-ku, Tokyo

*Please do not write in the section below, which will be read mechanically.

[numbers and a barcode are printed]

[Translation]

PROXY CARD

Shareholder No. Number of Exercisable Voting Rights

To Denny's Japan Co., Ltd.

I will exercise my voting right(s) with respect to the items of the agenda of the 32nd Annual Shareholders' Meeting of your company to be held on May 28, 2005 (including a continuous meeting and an adjourned meeting) by marking a circle around "For" or "Against" in the relevant box on the right.

May ______, 2005

Agenda Items	For or Against	
Agenda Item 1	For	Against
Agenda Item 2	For	Against
Agenda Item 3	For	Against
Agenda Item 4	For	Against
(excluding the following candidate(s))		
Agenda Item 5	For	Against
Agenda Item 6	For	Against

[name and address of a shareholder are printed]
[numbers and a barcode are printed]

If you fail to indicate a vote for or against any agenda item, Denny's Japan Co., Ltd. shall deem that you vote for it.

Denny's Japan Co., Ltd.

(Seal impression)

If you attend the general shareholders' meeting, please submit this proxy card to the receptionist of the meeting without cutting the right part off.

CUT HERE

Shareholder No.:
Number of exercisable voting rights:

(Number of shares comprising one unit: 100 shares)

Details of Number of Shares You Hold:
Total (share(s))
Breakdown
Registered in the register of shareholders: (share(s))
Registered in the register of beneficial shareholders: (share(s))

Request

1. If you do not attend the shareholders' meeting, please complete the proxy card by indicating a vote for or against and affixing your seal, and return the proxy card to us so that we receive it by May 27, 2005.
2. Upon indication of a vote for or against Agenda Item 4, if you would like to indicate a different intention regarding a candidate, please fill in the candidate's number mentioned in the "Reference Matters Relating to the Exercise of Shareholders' Voting Rights."
3. For indication of a vote for or against, please use a ball-point pen in black ink and write circles clearly.

Denny's Japan Co., Ltd.